The Descartes Systems Group Inc.

Annual Meeting of Shareholders

to be held on

May 29, 2008

THE DESCARTES SYSTEMS GROUP INC.

Notice of Annual Meeting of Shareholders (“Notice of Meeting”)

Thursday, May 29, 2008

NOTICE IS HEREBY GIVEN THAT the Annual Meeting (the “Meeting”) of holders of common shares (“Common Shares”) of The Descartes Systems Group Inc. (the “Corporation”) will be held on Thursday, May 29, 2008, at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 2300, Commerce Court West, Toronto, Ontario, Canada at 11:00 a.m. (Toronto time) for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the fiscal year ended January 31, 2008, together with the auditors’ report thereon;
2.	to elect directors;
3.	to re-appoint auditors and to authorize the directors to fix the remuneration of the auditors;
4.	to consider and, if thought advisable, approve the continuation, amendment and restatement of the Corporation’s Shareholders Rights Plan; and
5.	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting. All shareholders are invited to attend the Meeting. A shareholder of record at the close of business on April 28, 2008 will be eligible to vote at the Meeting unless the shareholder has transferred any Common Shares after that date and the transferee properly establishes ownership of such Common Shares and demands, prior to the commencement of the Meeting, that the transferee’s name be included in the list of shareholders eligible to vote at the Meeting.

Registered shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the attention of the Proxy Department of Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, facsimile number (416) 263-9524. To be effective, a proxy must be received by Computershare Investor Services Inc. not later than 11:00 a.m. (Toronto time) on May 28, 2008 or, in the case of any adjournment of the Meeting, not less than 24 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.The return of the form of proxy will not affect your right to vote in person if you attend the Meeting.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

Dated at Waterloo, Ontario, Canada on April 29, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

J. Scott Pagan

EVP, Corporate Development, General Counsel & Corporate Secretary

THE DESCARTES SYSTEMS GROUP INC.

Management Information Circular

for the

Annual Meeting of Shareholders

Thursday, May 29, 2008

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation by and on behalf of management (the “Management”) of The Descartes Systems Group Inc. (the “Corporation”) of proxies to be used at the Corporation’s annual meeting (the “Meeting”) of holders of common shares of the Corporation (the “Common Shares”) to be held on Thursday, May 29, 2008 at 11:00 a.m. (Toronto time) or at any adjournment(s) thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement, by telephone by employees of the Corporation without special compensation, or by the Corporation’s transfer agent, Computershare Investor Services Inc. at a nominal cost. The cost of solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDER

The persons specified in the enclosed form of proxy are officers of the Corporation. A shareholder has the right to appoint as a proxyholder a person or company (who need not be a shareholder of the Corporation) other than the persons designated by Management of the Corporation in the enclosed form of proxy to attend and act on the shareholder’s behalf at the Meeting or at any adjournment(s) thereof. Such right may be exercised by inserting the name of the person or company in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

A person or company whose name appears on the books and records of the Corporation as a holder of Common Shares is a registered shareholder. A non-registered shareholder is a beneficial owner of Common Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

To be effective, a proxy must be received by Computershare Investor Services Inc. not later than 11:00 a.m. (Toronto time) on May 28, 2008 or, in the case of any adjournment of the Meeting, not less than 24 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

Registered Shareholders

A registered shareholder can vote Common Shares owned by it at the Meeting in one of two ways – either in person at the Meeting or by proxy. A registered shareholder who wishes to vote in person at the Meeting should not complete or return the form of proxy included with this Circular. Those registered shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting. A registered shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the enclosed form of proxy, and the Common Shares represented by the shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated on the form of proxy, or any ballot that may be called at the Meeting or any adjournment(s) thereof.

A registered shareholder may submit his or her proxy by mail or by facsimile in accordance with the instructions below.

Voting by Mail. A registered shareholder may vote by mail by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided or otherwise to the attention of the Corporation’s transfer agent at the Proxy Department of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1.

Voting by Facsimile. A registered shareholder may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to Computershare Investor Services Inc. at (416) 263-9524.

Non-Registered Shareholders

The Corporation has distributed copies of this Circular and accompanying Notice of Meeting to intermediaries for distribution to non-registered shareholders. Unless the non-registered shareholder has waived his or her rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder. In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.

Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of the following two ways.

Usually a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by the intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the internet).

Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed. This form of proxy does not need to be signed by the non-registered shareholder. In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.

These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares. Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on their behalf) should, in the case of a form of proxy, strike out the names of the persons identified in the form of proxy as the proxyholder and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the intermediary. In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the shareholder or by the shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the shareholder or by the shareholder’s attorney, who is authorized in writing, to the attention of the Corporate Secretary of the Corporation at 120 Randall Drive, Waterloo, Ontario, Canada, N2V 1C6, or facsimile number (519) 883-4442, at any time up to 11:00 a.m. (Toronto time) on May 28, 2008, or in the case of any adjournment of the Meeting, 11:00 a.m. (Toronto time) on the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A shareholder may also revoke a proxy in any other manner permitted by law.

VOTING OF PROXIES

On any ballot that may be called for, Common Shares represented by properly executed proxies in favour of the persons specified in the enclosed form of proxy will be voted for or withheld from voting in accordance with the instructions given thereon. If the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If no choice is specified in the proxy with respect to a particular matter, the Common Shares represented by the proxy will be voted FOR such matter.

The enclosed form of proxy confers discretionary authority upon the persons specified in the proxy to decide how to vote on any amendment(s) or variation(s) to matters identified in the accompanying Notice of Meeting and on any other matters which may properly come before the Meeting or any adjournment(s) thereof. As of the date of this Circular, Management is not aware of any such amendment, variation or other matter. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to Management, should properly come before the Meeting or any adjournment thereof, the Common Shares represented by proxies given in favour of the persons designated by Management in the enclosed form of proxy will be voted by those persons pursuant to such discretionary authority.

VOTING OF SHARES

As at April 25, 2008,the Corporation had 52,940,327 Common Shares issued and outstanding, each entitling the holder to one vote. The board of directors (the “Board” or the “Board of Directors”) has fixed April 28, 2008 as the record date for the Meeting. Shareholders of record at the close of business on April 28, 2008 are entitled to vote the Common Shares registered in their name at that date on each matter to be acted upon at the Meeting, except to the extent that a shareholder has subsequently transferred any Common Shares and the transferee of those Common Shares establishes ownership of such Common Shares and requests, prior to the Meeting, that the transferee’s name be included in the list of shareholders prepared for the Meeting. In that case, the transferee is entitled to vote the Common Shares at the Meeting.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that proxies and votes are tabulated by the Corporation’s transfer agent. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.

At least two people present at the Meeting, in person or by proxy, holding or representing by proxy not less than 20% of the Common Shares entitled to vote at the Meeting shall constitute a quorum at the Meeting. A quorum is required only at the opening of the Meeting. Each Common Share is entitled to one vote, without cumulation, on each matter to be voted on at the Meeting. A simple majority of votes cast at the Meeting, whether in person or by proxy, will constitute approval of any matter submitted to a vote.

The Corporation has been granted an exemption from the NASDAQ Marketplace Rules requiring a quorum at any meeting of the holders of Common Shares of no less than 33 1/3% of the outstanding Common Shares. This exemption was granted because the requirements of the NASDAQ Stock Market (“NASDAQ”) regarding the quorum required for meetings of the holders of Common Shares are not consistent with generally accepted business practices in Canada. In particular, Section 139(1) of the Canada Business Corporations Act provides that a company’s by-laws may set the quorum requirements for a meeting of shareholders.

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and executive officers of the Corporation, as at April 25, 2008, no person or company beneficially owned, controlled or directed, directly or indirectly, more than 10% of the votes attached to the outstanding Common Shares.

CURRENCY

In this Circular, unless otherwise specified or the context otherwise requires, all references to “$” and “US$” are to U.S. dollars and all references to “Cdn.$” are to Canadian dollars. All currency amounts, except where otherwise indicated, have been converted into U.S. dollars at the closing foreign exchange rate on January 31, 2008. At that date, the exchange rate, as reported by the Bank of Canada, was US$1.00 = Cdn.$1.0038.

MATTERS TO BE ACTED UPON AT THE MEETING

1.	Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the fiscal year ended January 31, 2008 and the report of the auditors thereon accompany this Circular or have been mailed to shareholders separately and will be submitted to the Meeting. No vote will be taken on the financial statements.

2.	Election of Directors

The number of directors to be elected at the Meeting is seven. Under the Corporation’s current by-laws, directors of the Corporation are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the by-laws.

The nominees proposed for election as directors, who were recommended to the Board of Directors by the Nominating Committee, are listed under the heading “Director Nominees” in the table below. All nominees are currently directors of the Corporation.

The Board of Directors has adopted a policy (the “Majority Voting Policy”) whereby any nominee in an uncontested election who receives, from the Common Shares voted at the Meeting in person or by proxy, a greater number of Common Shares withheld from voting than Common Shares voted in favour or his or her election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board whether to accept it. The Board will have 90 days to make a final decision and announce it by way of press release. The director will not participate in any committee or Board deliberations on the resignation offer.

In the absence of a contrary instruction, the persons designated in the enclosed form of proxy intend to vote FOR the nominees listed under the heading “Director Nominees”. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth information regarding each person proposed to be nominated for election as a director, including the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such person or the person’s associates or affiliates as at the date of this Circular. In the table, information as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.

Director Nominees	Director Since	Common Shares	Deferred Share Units	Restricted Stock Units	Stock Options
David I. Beatson Hillsborough, California, U.S.A. Member of the Audit Committee Chair of the Compensation Committee	2006	0	3,940	2,765	60,000

Since December 2006, Mr. Beatson has been CEO of GlobalWare Solutions, a full-service provider of supply chain management solutions with operations in North America, Europe and Asia. Since August 2001, Mr. Beatson has been head of Ascent Advisors, LLC, a San Francisco Bay Area consulting firm focusing on strategic planning and mergers and acquisitions. From June 2003 to April 2005, Mr. Beatson was President and Chief Executive Officer of North America for Panalpina, Inc., a world-leading global transportation and logistics supplier based in Basel, Switzerland. Previously, Mr. Beatson served as Chairman, President and CEO of Circle International Group, Inc., a global transportation and logistics company, and as President and CEO of US-based air-freight forwarder Emery Worldwide. Mr. Beatson serves as an industry representative member of the Executive Advisory Committee to the National Industrial Transportation League, on the board of directors of PFSweb, Inc. (NASDAQ: PFSW) and on several other corporate and industry boards.

Michael Cardiff Toronto, Ontario, Canada	2007	0	1,565	14,527	0

Mr. Cardiff is the Chief Executive Officer of Accelerents Inc., a strategic consulting company focusing on mergers, acquisitions, sales and marketing. Accelerents' clients include private equity and venture capital firms, as well as public and private corporations. Prior to his role with Accelerents, from 2005 to 2006, Mr. Cardiff was President and CEO at Inea Corporation, a provider of business performance management software for financial institutions, and lead its sale to Cartesis Corp. Prior to his role at Inea, from 2003 to 2005, Mr. Cardiff was President and CEO of Fincentric Corporation, a software provider for global financial institutions. Prior to his role at Fincentric, from 1999 to 2003, Mr. Cardiff was Executive Vice President of business and technology solution provider EDS Canada Inc. Mr. Cardiff serves on the boards of directors of public and private companies, including Burntsand Inc. (TSX:BRT) and Hydrogenics Corp (TSX:HYG; NASDAQ:HYGS).

J. Ian Giffen, C.A. Toronto, Ontario, Canada Chairman of the Board Chair of the Audit Committee Member of the Corp. Governance Committee Member of the Nominating Committee	2004	10,000	6,326	4,301	118,500

Mr. Giffen is a chartered accountant with an extensive technology background. Since 1996 he has acted as a senior advisor and board member to software companies and technology investment funds. From 1992 to 1996, Mr. Giffen was Vice President and Chief Financial Officer at Alias Research Inc., a developer of 3D software, which was sold to Silicon Graphics Inc. Mr. Giffen is currently a director of publicly-traded publicly-traded MKS Inc. (TSX:MKX), Ruggedcom Inc. (TSX:RCM) and Corel Corporation (TSX:CRE; NASD:CREL), as well as a director/advisor to several private companies.

Chris Hewat, LL.B., M.B.A. Toronto, Ontario, Canada Member of the Corp. Governance Committee	2000	1,000	9,842	2,765	118,500

Mr. Hewat is a partner in the law firm of Blake, Cassels & Graydon LLP, having joined the firm in 1987. Mr. Hewat's practice consists of advising companies and investment dealers with respect to securities and business law matters, with particular focus on private and public offerings of securities, mergers and acquisitions, and securities regulatory requirements. Mr. Hewat has served as a director of a number of private and public companies, and is a director of The Arthritis Society, Ontario Division.

Arthur Mesher Waterloo, Ontario, Canada Chief Executive Officer	2005	17,800	0	87,494	819,450

Mr. Mesher is the Chief Executive Officer of the Corporation. Mr. Mesher first joined the Corporation in 1998 as Executive Vice-President, Strategic Development. Before joining the Corporation, Mr. Mesher launched Integrated Logistics Strategies Services for the Gartner Group, building the practice into a leading advisor to major global corporations. Prior to Gartner, Mr. Mesher was president of Advanced Logistics Research, where he helped numerous multinational companies develop and deploy emerging technology-based supply chain strategies.

Olivier Sermet Walnut Creek, California, U.S.A. Member of the Audit Committee Member of the Compensation Committee Member of the Nominating Committee	2005	0	6,242	2,765	75,000

Mr. Sermet currently owns and manages Leisure Planet, Inc., a private corporation that owns and operates several family entertainment centers in California. Mr. Sermet was previously CEO and President of Softface, Inc. for three-plus years from 2001 until its sale to Ariba, Inc. in April 2004. Prior to his role at Softface, Inc., Mr. Sermet was Senior Vice-President of Worldwide Field Operations for OnDisplay, Inc. from 1996, through its initial public offering in 1999 and eventual sale to Vignette Corporation in 2000. Prior to OnDisplay, Inc., Mr. Sermet was Vice-President and General Manager for the western half of the US and Canada for Dun and Bradstreet Software, Inc. Mr. Sermet is currently a limited partner with venture capital firms Northwest Venture Associates and Matrix Partners.

Dr. Stephen Watt, B.Sc., M.Math, Ph.D. London, Ontario, Canada Member of the Compensation Committee Chair of the Corp. Governance Committee Chair of the Nominating Committee	2001	0	18,475	2,765	213,296

Dr. Watt is professor of Computer Science at the University of Western Ontario and served as Chair of the Computer Science department from 1997-2002. There, he directs the Ontario Research Centre for Computer Algebra. Prior to joining the faculty at the University of Western Ontario, Dr. Watt was a member of the research staff at the IBM T.J. Watson Research Center and professor at the University of Nice. Dr. Watt's areas of research include computer algebra, programming languages, compiler implementation and XML technologies. Dr. Watt has received several research awards, including the 1999 Ontario Premier's Research Excellence Award and the 2002 Distinguished Research Professorship from the University of Western Ontario. Dr. Watt also serves as a director of Waterloo Maple Inc. and as a director of The Fields Institute for Research in Mathematical Sciences. Dr. Watt served as Chairman of the Board of the Corporation from September 2003 to May 2007.

3.	Re-appointment of Auditors and Authorization of Board of Directors to fix the Remuneration of the Auditors

At the Meeting, the holders of Common Shares will be requested to vote on the re-appointment of Deloitte & Touche LLP, Independent Registered Chartered Accountants and Licensed Public Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration. Deloitte & Touche LLP have been the auditors of the Corporation since the fiscal year ended January 31, 1997. For the fiscal year ended January 31, 2008 (“fiscal 2008”) and fiscal year ended January 31, 2007 (“fiscal 2007”), the Corporation incurred the fees set out below for the services of Deloitte & Touche LLP. Fees billed in Canadian dollars were converted to U.S. dollars using the Bank of Canada closing foreign exchange rate on the last day of the applicable fiscal period.

Audit Fees

Audit fees were approximately $551,071 for fiscal 2008 as compared to $427,256 for fiscal 2007. Audit fees consist of fees for professional services rendered for the audit of the Corporation’s consolidated annual financial statements and the accompanying attestation report regarding the Corporation’s internal control over financial reporting contained in the Corporation’s Annual Report on Form 40-F, the review of financial information included in the Corporation’s interim financial reports, and services provided in connection with statutory and regulatory filings or engagements including fees for statutory audit of the Corporation’s foreign subsidiaries.

Audit-Related Fees

Audit-related fees were approximately $212,369 for fiscal 2008 as compared to $116,279 for fiscal 2007. Such fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”, and include accounting research concerning financial accounting and reporting standards.

Tax Fees

The total fees for tax services were approximately $7,103 for fiscal 2008 as compared to $59,118 for fiscal 2007. Tax fees consist of fees for professional services rendered for tax compliance, tax advice and tax planning. These services included the preparation of tax returns and assistance and advisory services regarding income, capital and indirect tax compliance matters.

All Other Fees

There were no fees for other services for fiscal 2008 or fiscal 2007.

In the absence of a contrary instruction, the persons designated by Management of the Corporation in the enclosed form of proxy intend to vote FOR the re-appointment of Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and to authorize the Board of Directors to fix the auditors’ remuneration.

4.	Approval of Amended and Restated Shareholder Rights Plan

At the Meeting, shareholders will be asked to consider and, if thought advisable, to approve, with or without amendment, a resolution (the “Rights Plan Resolution”) approving the continuation, amendment and restatement of the shareholders rights plan of the Corporation (the “Rights Plan”). The text of the Rights Plan Resolution is attached as Schedule “A” hereto.

Background

The Corporation and Computershare Trust Company of Canada, a predecessor-in-interest to Computershare Investor Services Inc. (the “Rights Agent”), entered into an agreement dated as of November 29, 2004 to implement the Rights Plan (the “Rights Plan Agreement”). The Rights Plan was confirmed by the shareholders at the annual and special meeting of shareholders held on May 18, 2005.

Under the terms of the Rights Plan, its continued existence must be approved and confirmed by the Independent Shareholders on or before the Corporation’s 2008 annual meeting. An “Independent Shareholder” is generally any shareholder other than an “Acquiring Person” (as defined in the Rights Plan) and its associates and affiliates. An Acquiring Person is usually a shareholder that is trying to acquire 20% or more of a corporation’s common shares. As of the date of this Circular, the Corporation is not aware of any shareholder that would not be considered an Independent Shareholder, and therefore it is anticipated that all shareholders will be eligible to vote their Common Shares on the resolution to continue and restate the Rights Plan. The Board of Directors has approved an amended and restated shareholder rights plan to be dated May 29, 2008 (the “Amended Rights Plan”) if approved at the Meeting.

The Amended Rights Plan continues (with the changes described below) to provide a right (which may only be exercised if a person acquires control of 20% or more of the Common Shares) for each shareholder, other than the person that acquires 20% or more of the Common Shares, to acquire additional Common Shares at one-half of the market price at the time of exercise. This significantly dilutes the share position of the person that acquires 20% or more of the Common Shares and practically prevents that person from acquiring control of 20% or greater of the Common Shares unless the Rights Plan has been withdrawn or the buyer makes a Permitted Bid (as discussed below). The most common approaches that a buyer may take to have the Rights Plan withdrawn are to negotiate with the Board of Directors to have the Rights Plan waived, or to apply to a securities commission to order withdrawal of the Rights Plan if the Corporation cannot develop an auction. Both of these approaches will give the Board of Directors more time and control over any sale process and increase the likelihood of a better offer to the Corporation’s shareholders. See “Objectives of the Amended Rights Plan” below.

The Amended Rights Plan contains three amendments that are intended to clarify its operation or comply with new TSX requirements. The first amendment is to Section 5.1(h) of the Rights Plan Agreement, which provides that the Rights may be redeemed by the Board of Directors after the Separation Time has occurred if a Take-over Bid that is not a Permitted Bid is withdrawn or terminated, provided that the Rights Plan is deemed to continue to apply as if the Separation Time had not occurred. In order to give effect to the intent of Section 5.1(h) and ensure that the Rights Plan Agreement will continue to apply in such circumstances, Section 5.1(h) has been amended to deem the Corporation to have issued replacement Rights to all holders of its then outstanding Common Shares upon such redemption.

The second amendment to the Amended Rights Plan involves changes to Sections 5.4(a) and (e) of the Rights Plan Agreement to clarify that in the event that the Corporation amends the Rights Plan Agreement with the consent the Rights Agent, as currently provided by Section 5.4(a):

(i)	no amendment may be made that would materially adversely affect the interests of the holders of Rights generally; and
(ii)

any such amendment must be submitted for approval by shareholders of the Corporation at the next meeting of shareholders or, if made after the Separation Time, any such amendment must be submitted for approval by the holders of Rights at a meeting to be called by a date immediately following the next meeting of shareholders, in accordance with the approval requirements of Section 5.4(e), and will only continue in effect if such approval is obtained.

The third amendment is to Section 5.19, which currently provides that the Rights Plan is to be ratified by a majority of votes cast by Independent Shareholders at or prior to the 2011 annual meeting of shareholders. The amendment to Section 5.19 changes this requirement so that, if required by the applicable rules of any stock exchange on which the Common Shares are listed for trading, the Rights Plan will be subject to ratification by a majority of votes cast by all shareholders, not just Independent Shareholders, at or prior to the 2011 annual meeting. If this approval is not required by the rules of a stock exchange on which the Common Shares are listed, the ratification requirement in the Rights Plan will revert back to its current form and it will be subject to ratification by only the Independent Shareholders within the same time frame.

Apart from the above-mentioned amendments, the Amended Rights Plan is identical to the Rights Plan in all material respects. If the resolution is passed at the Meeting, the Corporation and Rights Agent will execute the Amended and Restated Shareholder Rights Plan Agreement (the “Amended Rights Plan Agreement”) as of the date the resolution is passed and the Amended Rights Plan will come into effect. If the resolution is not passed, the Amended Rights Plan will become void and of no further force and effect, the Amended Rights Plan Agreement will not be executed, the Amended Rights Plan will not become effective and the Corporation will no longer have any form of shareholder rights plan.

Summary of the Amended Rights Plan and Copy of the Amended Rights Plan Agreement

A summary of the key features of the Amended Rights Plan is attached as Schedule “B” hereto. All capitalized terms used in this section of the Circular and Schedule “B” have the meanings set forth in the Amended Rights Plan unless otherwise indicated. The complete text of the Amended Rights Plan is available on the Corporation’s website at www.descartes.com. The complete text of the Rights Plan is available on SEDAR at www.sedar.com. Both the Rights Plan and the Amended Rights Plan are also available to any shareholder on request from the Secretary of the Corporation. Shareholders wishing to receive a copy of the Rights Plan or the Amended Rights Plan should contact the Corporation by telephone (519) 746-6114 or by facsimile (519) 883-4442, in both cases to the attention of the Corporate Secretary of the Corporation.

Objectives of the Amended Rights Plan

The Amended Rights Plan is not being confirmed, amended, restated or approved in response to or in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally. As of the date of this Circular, the Board of Directors was not aware of any third party considering or preparing any proposal to acquire control of the Corporation. The primary objectives of the Amended Rights Plan are to ensure that, in the context of a bid for control of the Corporation through an acquisition of the Common Shares, the Board of Directors has sufficient time to explore and develop alternatives for maximizing shareholder value, to provide adequate time for competing bids to emerge, to ensure that shareholders have an equal opportunity to participate in such a bid and to give them adequate time to properly assess the bid and lessen the pressure to tender typically encountered by a securityholder of an issuer that is subject to a bid. The Amended Rights Plan in no way prohibits a change of control of the Corporation in a transaction that is fair and in the best interests of all shareholders of the Corporation. The rights of shareholders to seek a change in the management of the Corporation or to influence or promote action of management in a particular manner will not be affected by the Amended Rights Plan. The approval of the Amended Rights Plan does not affect the duty of a director to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

In approving the Amended Rights Plan, the Board of Directors considered the following concerns inherent in the existing legislative framework governing take-over bids in Canada:

(a)

Time. Current legislation permits a take-over bid to expire in 35 days. The Board of Directors is of the view that this generally is not sufficient time to permit shareholders to consider a take-over bid and to make a reasoned and considered decision. The Amended Rights Plan provides a mechanism whereby the minimum expiry period for a Take-over Bid must be 60 days after the date of the bid and the bid must remain open for a further period of ten Business Days after the Offeror publicly announces that the Common Shares deposited or tendered and not withdrawn constitute more than 50% of the Common Shares outstanding held by Independent Shareholders (generally, shareholders other than the Offeror or Acquiring Person (someone who beneficially owns greater than 20% of the outstanding Common Shares), their Associates and Affiliates, and Persons acting jointly or in concert with the Offeror or Acquiring Person). The Amended Rights Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value. Those alternatives could include identifying other potential bidders, conducting an orderly auction, or developing a restructuring alternative that could enhance shareholder value.

(b)

Pressure to Tender. A shareholder may feel pressured to tender to a bid that the shareholder considers to be inadequate out of a concern that failing to tender may result in the shareholder being left with illiquid or minority discounted securities in the Corporation. This is particularly so in the case of a partial bid for less than all securities of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Amended Rights Plan provides a mechanism in the Permitted Bid provision that is intended to ensure that a shareholder may remove the uncertainty as to whether a majority of shareholders will support a take-over bid from the decision to tender to the take-over bid by requiring that a take-over bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Common Shares held by Independent Shareholders have been deposited and not withdrawn as at the initial date of take-up or payment by the buyer. This mechanism therefore will lessen any undue pressure to tender that may be encountered by a securityholder of an issuer that is the subject of a take-over bid.

(c)

Unequal Treatment. While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of an issuer may be acquired pursuant to a private agreement in which a small group of securityholders dispose of their securities at a premium to market price which premium is not shared with other securityholders. In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all securityholders. The Amended Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Common Shares, to better ensure that shareholders receive equal treatment.

General Impact of the Amended Rights Plan

It is not the intention of the Board of Directors, in approving the Amended Rights Plan, to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Corporation in a transaction that is fair and in the best interests of shareholders. For example, through the Permitted Bid mechanism, described in more detail in the summary contained in Schedule “B” hereto, shareholders may tender to a bid that meets the Permitted Bid criteria without triggering the Amended Rights Plan, regardless of the acceptability of the bid to the Board of Directors. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board of Directors will continue to be bound to consider fully and fairly any bid for the Common Shares in any exercise of its discretion to waive application of the Amended Rights Plan or redeem the Rights. In all such circumstances, the Board of Directors must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

The Amended Rights Plan does not preclude any shareholder from utilizing the proxy mechanism under the Canada Business Corporations Act and securities laws to promote a change in the management or direction of the Corporation, or its Board of Directors, and has no effect on the rights of holders of outstanding Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their Common Shares. The definitions of “Acquiring Person” and “Beneficial Ownership” have been developed to minimize concerns that the Amended Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregation of holdings of institutional shareholders and their clients.

The Amended Rights Plan will not interfere with the day-to-day operations of the Corporation. The issuance of the Rights does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements.

In summary, the Board of Directors believes that the dominant effect of the Amended Rights Plan will be to enhance shareholder value, and ensure equal treatment of all shareholders in the context of an acquisition of control.

Canadian Federal Income Tax Consequences

The Corporation considers that any new Rights, when issued, will have negligible monetary value and therefore shareholders resident or deemed to be resident in Canada will not be required to include any amount in income under the Income Tax Act (Canada) (the “Tax Act”) as a result of the issuance of the Rights. The Rights will be considered to have been acquired at no cost. Such holders may be required to include an amount in income or realize a capital gain in the event that the Rights are exercised or otherwise disposed of.

On the basis that any new Rights, when issued, will have negligible monetary value, the issuance of Rights to a shareholder that is neither resident nor deemed to be resident in Canada for purposes of the Tax Act, will not be subject to non-resident withholding tax under the Tax Act. The exercise or disposition of such Rights by such holders may have income or withholding tax consequences under the Tax Act. The amendments to the terms of existing issued Rights that will continue to be held should not be regarded as significant enough to result in a disposition of such Rights for purposes of the Tax Act.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular shareholder. Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable tax laws.

United States Federal Income Tax Consequences

As the possibility of the rights becoming exercisable is both remote and speculative, the adoption of the Amended Rights Plan does not constitute a distribution of stock or property by the Corporation to its shareholders, an exchange of property or stock, or any other event giving rise to the realization of gross income by any shareholder. The holder of Rights may have taxable income if the Rights become exercisable or are exercised or sold. In the event the Rights should become exercisable, shareholders should consult their own tax advisors concerning the consequences of acquiring, holding, exercising or disposing of their Rights.

Eligibility for Investment in Canada

The Rights are qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit savings plans, registered disability savings plans and registered education savings plans (collectively, “Registered Plans”), provided that the Rights continue to be exercised solely for Common Shares, the Corporation deals at arm’s length at all relevant times which each person that is an annuitant, beneficiary, employer or subscriber under the governing plan of such Registered Plans and the Common Shares are at all relevant times for purposes of the Tax Act qualified investments for such Registered Plans. The issuance of the Rights will not affect the eligibility of the Common Shares as investments for investors governed by certain Canadian federal and provincial legislation governing insurance companies, trust companies, loan companies and pension plans.

Vote Required

Shareholder approval of the Amended Rights Plan is not required by law but is required by applicable stock exchange rules. The Amended Rights Plan has been conditionally approved by the TSX, subject to shareholder approval. The Rights Plan Resolution must be approved as follows: (i) by a simple majority of 50% plus one vote of the votes cast in favour of the Amended Rights Plan by all shareholders, whether in person or by proxy, at the Meeting; and (ii) by a simple majority of 50% plus one vote of the votes cast in favour of the Rights Plan by the Independent Shareholders, whether in person or by proxy, at the Meeting. If the Rights Plan Resolution is passed at the Meeting, then the Amended Rights Plan will become effective as of the date the Rights Plan Resolution is passed. If the Rights Plan Resolution is not passed at the Meeting, the Amended Rights Plan will not become effective.

Recommendation of the Board of Directors

The Board of Directors has reviewed the Amended Rights Plan for conformity with current practices of Canadian issuers with respect to shareholder rights plan design. Based on its review, the Board of Directors has determined that it is advisable and in the best interests of the Corporation and its shareholders that the Corporation have in place a shareholder rights plan in the form of the Amended Rights Plan. Accordingly, the Board of Directors unanimously recommends a vote “for” the confirmation and approval of the Amended Rights Plan. Effective April 25, 2008, the Board of Directors resolved to adopt the Rights Plan, subject to regulatory approval and approval by the Independent Shareholders at the Meeting. The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them in favour of the approval of the Amended Rights Plan. In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the Rights Plan Resolution.

The Board of Directors reserves the right to alter any terms of or not proceed with the Rights Plan at any time prior to the meeting if the Board of Directors determines that it would be in the best interests of the Corporation and its shareholders to do so, in light of subsequent developments.

5.	Other Matters

The Corporation knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent in accordance with their judgment on such matters.

COMPENSATION PLANS

Common Shares Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as of January 31, 2008, the number and price of Common Shares to be issued under equity compensation plans to employees, directors and others. The percentages in parentheses in the table are the number of options as a percentage of the Corporation’s Common Shares outstanding as of each of January 31, 2008 (52,929,977) and April 25, 2008 (52,940,327).

Plan Category		(A) Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights (#)	(B) Weighted-average exercise price of outstanding options, warrants and rights ($)	(C) Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (#)
Equity compensation plans approved by shareholders (1)	As of January 31, 2008	4,236,727 (8.0%)	Cdn.$3.62	1,249,188 (2.4%)
	As of April 25, 2008	4,290,777 (8.1%)	Cdn.$3.55	1,184,788 (2.2%)
Equity compensation plans not approved by shareholders(2)	As of January 31, 2008	168,127 (0.3%)	Cdn.$7.98	0
	As of April 25, 2008	166,627 (0.3%)	Cdn.$8.01	0
TOTAL	As of January 31, 2008	4,404,854 (8.3%)	Cdn.$3.79	1,249,188 (2.4%)
	As of April 25, 2008	4,457,404 (8.4%)	Cdn.$3.72	1,184,788 (2.2%)

Notes:

(1) The Corporation’s 1998 Stock Option Plan is the only equity compensation plan that has been approved by shareholders.

(2) The equity compensation plans not approved by shareholders, described in more detail below, consist of four plans and other options grants which the Corporation assumed obligations in connection with acquisition transactions in prior fiscal periods. The Corporation has agreed to issue Common Shares upon the exercise of options under such plans, but no post-acquisition grants under such plans have been made or will be made.

1998 Shareholder Approved Stock Option Plan

The Corporation’s 1998 Stock Option Plan is the only equity compensation plan that has been approved by shareholders. Eligible participants (“Participants”) under the plan are directors, officers, key employees and service providers of the Corporation. Participants under the plan are eligible to be granted options to purchase Common Shares at an established exercise price upon approval of the grant by the Board of Directors. The table above identifies, as at each of January 31, 2008 and April 25, 2008, the aggregate number of options outstanding pursuant to the 1998 Stock Option Plan and the aggregate number of options remaining available for future issuance. The aggregate number of Common Shares reserved for issuance under the 1998 Stock Option Plan and any other option arrangement at any time to any one individual must not exceed 5% of the issued and outstanding

Common Shares (on a non-diluted basis). No options may be granted to any non-executive director if such grant would, at the time of the grant, result in the aggregate number of Common Shares reserved for issuance pursuant to all of the Corporation’s share compensation arrangements to non-executive directors exceeding 0.75% of the issued and outstanding Common Shares.

When options are granted, the exercise price is determined as the highest of the closing sale prices for board lots of Common Shares on the stock exchanges on which the Common Shares are listed on the first business day immediately preceding the day on which the grant was made. The 1998 Stock Option Plan does not authorize grants of options with an exercise price below this market price. Vesting rules for stock option grants are determined by the Board of Directors and set out in the option grant agreement between the Participant and the Corporation. The typical vesting rules for employee grants are annual vesting over five years, and the typical vesting rules for directors and executive officers are quarterly vesting over five years. The term of the options is also set by the Board of Directors and set out in the option grant agreement; provided that, pursuant to the terms of the 1998 Stock Option Plan, the term of the option may not exceed 10 years from the date of the grant. All options that have been granted pursuant to the 1998 Stock Option Plan to-date have terms of seven years. Options that would expire within, or within the 10 business days that follow, a trading black-out may be exercised within 10 business days following such trading black-out.

The 1998 Stock Option Plan addresses the implications for option exercise rights in the case of the termination of a Participant’s employment, the removal or non re-election of a Participant who is a director, and the death of a Participant, all of which are subject to the discretion of the Board of Directors to establish alternate treatment on a case-by-case basis. In the event of the termination of the Participant’s employment with the Corporation for cause or the removal of a Participant who is a director of the Corporation prior to the end of his or her term, each vested and unvested option granted to that Participant immediately terminates. In the event of the death of a Participant, all options that have vested may be exercised by the Participant’s estate at any time within six months from the date of death. If a Participant’s employment with the Corporation is terminated other than for cause or a director is not re-elected to the Board of Directors, each option granted to the Participant that has not vested will immediately terminate and each option that has vested may be exercised by the Participant at any time within six months of the date of termination or non re-election, as the case may be.

Except as specified above, options granted under the 1998 Stock Option Plan may only be exercised by a Participant personally and no assignment or transfer of options, other than to a personal retirement savings plan, is permitted.

While the 1998 Stock Option Plan permits low-interest or interest-free full recourse loans to Participants to finance the purchase of Common Shares pursuant to options granted, the Corporation has not granted any such financial assistance in the past and has no current intention to do so in the future.

The follows types of amendments to the 1998 Stock Option Plan require shareholder approval: (i) any increase in the maximum number of Common Shares in respect of which the options may be granted under the 1998 Stock Option Plan; (ii) any amendment that would reduce the option exercise price at which options may be granted below the minimum price currently provided for in the 1998 Stock Option Plan; (iii) any amendment that would increase the limits on the total number of Common Shares issuable to any one individual under the 1998 Stock Option Plan or to any one insider of the Corporation and the insider’s associates; (iv) any amendment that would increase the limits on the total number of Common Shares reserved for issuance pursuant to options granted to insiders of the Corporation or for issuance to insiders within a one-year period; (v) any amendment that would increase the maximum term of an option granted under the 1998 Stock Option Plan; (vi) any amendment that would extend the expiry date of any outstanding option, except in the case of termination of an employee in which case no option shall be extended beyond the expiry date specified at the time of grant; (vii) any amendment that would reduce the exercise price of an outstanding option (other than as may result from general anti-dilution adjustments provided for in the 1998 Stock Option

Plan); (viii) any amendment that would allow an option to be cancelled and re-issued to the same person at a lower exercise price; (vii) any amendment that would reduce the exercise price of an outstanding option; (viii) any amendment that would permit assignments to persons not currently permitted under the 1998 Stock Option Plan; and (ix) any amendment that would expand the scope of those persons eligible to participate in the 1998 Stock Option Plan.

Any amendment to the 1998 Stock Option Plan other than those listed above may be made by the Board of Directors without shareholder approval, including, without limitation, amendments relating to (i) the vesting provisions of the 1998 Stock Option Plan or any option granted under the 1998 Stock Option Plan; (ii) the early termination provisions of the 1998 Stock Option Plan or any option granted under the 1998 Stock Option Plan; (iii) the addition of any form of financial assistance by the Corporation for the acquisition by all or certain categories of participants, and the subsequent amendment of any such provision which is more favourable to such participants; (iv) the suspension or termination of the 1998 Stock Option Plan; (v) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX). Any such amendments remain subject to any approval require by the rules of any stock exchange on which the Common Shares are listed and other requirements of applicable law.

As of April 25, 2008, an aggregate of 3,179,222 options granted pursuant to the 1998 Stock Option Plan have been exercised for Common Shares since the 1998 Stock Option Plan’s inception, representing 6.0% of the 52,940,327 Common Shares outstanding as of April 25, 2008 (without adjustment in respect of the Corporation’s acquisition of 11,578,000 of its Common Shares on July 17, 2003).

Non-Shareholder Approved Stock Option Plans

The Corporation has four employee stock option plans not approved by shareholders, which are substantially similar to the 1998 Stock Option Plan described above except as specifically identified in this section. These are plans under which the Corporation assumed obligations in connection with acquisition transactions in prior fiscal periods. The Corporation has agreed to issue Common Shares upon the exercise of options under such plans, but no post-acquisition grants under such plans have been made or will be made.

The Corporation assumed the E-Transport 1997 Stock Option Plan in connection with its acquisition of E-Transport Incorporated (formerly known as D.X.I. Incorporated) in February 2000. No grants have been made pursuant to this plan subsequent to the completion of the acquisition. Options that were granted pursuant to this plan may qualify as incentive stock options for U.S. tax purposes. Incentive stock options are non-transferable under the plan. Options may only be exercised by the holder, his or her guardian or legal representative. On death, options may be transferred to and exercised by a designated beneficiary or in accordance with applicable succession law. Options expire 10 years from the grant date.

The Corporation assumed the Centricity Stock Incentive Plan in connection with its acquisition of Centricity, Inc. (formerly known as GlobalTran, Inc.) in July 2001. No grants have been made pursuant to this plan subsequent to the completion of the acquisition. Options that were granted pursuant to this plan may qualify as incentive stock options for U.S. tax purposes. Incentive stock options are non-transferable under the plan. Options may only be exercised by the holder, his or her guardian, legal representative or other representative approved by the Board of Directors. On death, options may be transferred to and exercised by a designated beneficiary or in accordance with applicable succession law. Options expire 10 years from the grant date. Options expire 90 days after employment termination; provided that options expire immediately if employment is terminated for cause as defined in the plan. Vesting of options ceases on employment termination, regardless of the manner of such termination.

The Corporation assumed the TranSettlements, Inc. 2001 Stock Option Plan in connection with its acquisition of TranSettlements, Inc. in July 2001. No grants have been made pursuant to this plan subsequent to the completion of the acquisition. Options expire 30 days after employment termination; provided that options expire immediately if employment is terminated for cause.

The Corporation assumed the ViaSafe Amended and Restated Stock Option Plan in connection with its acquisition of ViaSafe Inc. in April 2006. No grants have been made pursuant to this plan subsequent to the completion of the acquisition.

Directors’ DSU Plan

The Corporation adopted a deferred stock unit plan (the “DSU Plan”) effective June 28, 2004. Pursuant to the DSU Plan, outside directors are entitled to elect to receive deferred stock units (“DSUs”) in full or partial satisfaction of their annual retainers, with each DSU having a value equal to the market price of the Common Shares, which under the DSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. Each director is required to hold DSUs received until the director resigns or is not re-elected, following which they will be redeemed for cash during a prescribed period at a value equal to the market price of the Common Shares prevailing at the date of redemption. No Common Shares are issuable pursuant to the DSU Plan. There are no restrictions on a director assigning his or her entitlement to payment pursuant to the DSU Plan. The Corporation may amend the DSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of an eligible director in DSUs granted prior to the date of amendment without the consent of the eligible director.

RSU Plan

The Corporation adopted a restricted share unit plan (the “RSU Plan”) effective May 23, 2007. Pursuant to the RSU Plan, full-time employees and outside directors are eligible to receive restricted share units (“RSUs”) in respect of services rendered in a fiscal year. A participant is entitled to receive a payout in respect of each vested RSU, with each RSU having a value equal to the market price of the Common Shares, which under the RSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of the payout. Vesting terms and conditions for the RSUs may be set out in a separate grant agreement, provided that all RSUs automatically vest on December 1st of the third calendar year following the end of the calendar year that includes the last day of the fiscal year in which services to which the grant of RSUs relates were rendered. Vested RSUs must be paid out by the Corporation by the end of the calendar year in which they vest. No Common Shares are issuable pursuant to the RSU Plan. There are no restrictions on a participant assigning his or her entitlement to payment pursuant to the RSU Plan. The Corporation may amend the RSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of a participant in RSUs granted prior to the date of amendment without the consent of the participant.

EXECUTIVE COMPENSATION

1.	Summary Compensation Table

The following table sets forth information regarding compensation earned during the Corporation’s last three fiscal years by the Corporation’s Chief Executive Officer (“CEO”), former Chief Financial Officer (“CFO”), current CFO and the three other most highly compensated executive officers, at January 31, 2008 (collectively, the "Named Executive Officers"):

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Fiscal Year Ended January 31,	Salary ($)(1)	Bonus ($)(1)	All Other Compensation(8) ($)	Stock Options Granted (#)	RSUs Granted ($)(9)
Arthur Mesher Chief Executive Officer(2)	2008 2007 2006	327,426 269,618 278,613	- - -	9,823 8,180 2,090	- 40,000 679,450	381,456 - -
Stephanie Ratza Chief Financial Officer(3)	2008	149,432	-	3,462	175,000	-
Brandon Nussey Former Chief Financial Officer(4)	2008 2007 2006	38,188 195,412 201,931	- - -	1,389 5,998 1,514	- 40,000 105,246	- - -
J. Scott Pagan Executive Vice-President, Corporate Development, General Counsel & Corporate Secretary(5)	2008 2007 2006	219,167 169,924 172,596	- - 4,750	10,081 5,098 1,317	- 70,000 105,890	384,480 - -
Chris Jones Executive Vice-President, Solutions & Services(6)	2008 2007 2006	200,000 200,000 131,048	- - -	250 - -	- - 200,000	129,600 - -
Edward Ryan Executive Vice-President, Global Field Operations(7)	2008 2007 2006	200,000 200,000 200,000	113,859 117,500 30,000	2,125 2,000 1,000	100,000 0 0	- - -

Notes:

(1) All compensation not paid in U.S. dollars has been converted into U.S. dollars at the closing foreign exchange rate on January 31st of the applicable year as reported by the Bank of Canada.

(2) Mr. Mesher was appointed CEO on November 30, 2004 after serving in the interim Office of the CEO role since May 6, 2004. Mr. Mesher joined the Corporation in 1998 and held the role of Executive Vice President, Strategic Development until May 6, 2004. Mr. Mesher’s annual salary was increased to Cdn.$340,000 effective August 1, 2007. As at January 31, 2008, Mr. Mesher held 70,640 RSUs valued at $265,606. Subject to the terms of the RSU Plan and the grant to Mr. Mesher, 17,640 of these RSUs are scheduled to vest and be paid out on each of December 1, 2008 and December 1, 2009.

(3) Ms. Ratza was appointed CFO on April 2, 2007. Her annual salary for fiscal 2008 was Cdn.$180,000.

(4) Mr. Nussey resigned as CFO effective as of April 1, 2007 and was replaced by Ms. Stephanie Ratza effective April 2, 2007.

(5) Mr. Pagan was appointed General Counsel & Corporate Secretary on June 28, 2004. Mr. Pagan was also appointed Executive Vice-President, Corporate Development on May 24, 2007. Mr. Pagan’s annual salary was increased to Cdn.$240,000 effective August 1, 2007. As at January 31, 2008, Mr. Pagan held 71,200 RSUs valued at $267,712. Subject to the terms of the RSU Plan and the grant to Mr. Pagan, 17,800 of these RSUs are scheduled to vest and be paid out on each of December 1, 2008 and December 1, 2009.

(6) Mr. Jones was appointed Executive Vice-President, Solutions & Markets when he first joined the Corporation in May 2005. Mr. Jones was appointed Executive Vice-President, Solutions & Services in July 2006. As at January 31, 2008, Mr. Jones held 24,000 RSUs valued at $89,280. Subject to the terms of the RSU Plan and the grant to Mr. Jones, 6,000 of these RSUs are scheduled to vest and be paid out on each of December 1, 2008 and December 1, 2009.

(7) Mr. Ryan was appointed Executive Vice President, Global Field Operations, on May 24, 2007. Prior to this appointment, Mr. Ryan served as GM, Global Logistics Network from June 2004. Prior to this appointment, Mr. Ryan held various senior sales positions with the Corporation. Mr. Ryan joined the Corporation in February 2000 in connection with the Corporation’s acquisition of E-Transport Incorporated. Mr. Ryan’s bonus amounts relate to commissions earned in managing the Corporation’s field and sales operations.

(8) All other compensation consists of contributions made by the Corporation for the account of the Named Executive Officer to either the Corporation’s Canadian deferred profit sharing plan or U.S. 401(k) plan, executive medical re-imbursement plan and life insurance plan.

(9) A holder of RSUs is not entitled to receive dividends in respect of RSUs held. However, if a dividend is declared and paid, a holder will be credited with a number of additional RSUs equivalent to the dividends the holder would have been entitled to had the holder’s RSUs been Common Shares, based on the fair market value of the Common Shares on the dividend payment date.

2.	Option and RSU Grants During Fiscal 2008

The following table sets forth information regarding grants of options to acquire Common Shares made to each of the Named Executive Officers during fiscal 2008:

Name	Stock Options Granted (#)	% of Total Options Granted to Participants in Fiscal Year	Exercise or Base Price($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($)	Expiration Date
Stephanie Ratza	175,000	32.4%	Cdn.$5.05	Cdn.$5.05	April 2, 2014
Ed Ryan	100,000	18.5%	Cdn.$4.66	Cdn.$4.66	May 27, 2014

The grants of options to the Named Executive Officers during fiscal 2008 provided for quarterly vesting of the options over a period of five (5) years and a seven year option term.

The following table sets forth information regarding grants of RSUs made to each of the Named Executive Officers during fiscal 2008:

Name	RSUs Granted (#)	% of Total RSUs Granted to Participants in Fiscal Year	Market Value of Securities Underlying RSU on the Date of Grant ($)	Expiration Date
Arthur Mesher	88,300	35.4%	$4.34	December 1, 2011
J. Scott Pagan	89,000	35.7%	$4.34	December 1, 2011
Chris Jones	30,000	12.0%	$4.34	December 1, 2011

The grants of RSUs to the Named Executive Officers during fiscal 2008 provided for vesting and payout of an equal number of RSUs over a five year term.

3.	Aggregated Options Exercised and RSUs Paid Out During Fiscal 2008 and Options and RSUs Held at January 31, 2008

The following table sets forth information regarding options exercised by the Named Executive Officers during the fiscal year ended January 31, 2008, and options held by the Named Executive Officers at January 31, 2008:

	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at End of Period		Value of Unexercised in-the-Money Options at End of Period(1)
Name	(#)	($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Arthur Mesher	400,000	1,233,313	362,692	471,758	379,295	736,544
Stephanie Ratza	-	-	26,250	148,750	-	-
Brandon Nussey	187,596	515,900	-	-	-	-
J. Scott Pagan	-	-	176,734	139,156	243,631	152,978
Chris Jones	-	-	100,000	100,000	112,572	112,572
Edward Ryan	150,000	385,741	131,794	158,000	81,752	151,362

Note:

(1) Based on the $3.76 closing price of the Common Shares on NASDAQ on January 31, 2008.

The following table sets forth information regarding RSUs paid out to the Named Executive Officers during the fiscal year ended January 31, 2008, and RSUs held by the Named Executive Officers at January 31, 2008:

Name	Aggregate Value Realized ($)	Unvested RSUs at End of Period (#)	Value of Unvested RSUs at End of Period ($)(1)
Arthur Mesher	71,604	70,640	265,606
J. Scott Pagan	72,172	71,200	267,712
Chris Jones	24,122	24,000	90,240

Note:

(1) Based on the $3.76 closing price of the Common Shares on NASDAQ on January 31, 2008.

4.	Employment Agreements, Termination of Employment

The Corporation has an employment agreement with each of the Named Executive Officers with terms reflecting the provisions set out in this section, and the above section “Executive Compensation – 1. Summary Compensation Table” and the next section “Executive Compensation – 5. Report on Executive Compensation”.

Mr. Mesher

Mr. Mesher’s employment agreement provides that, if he is terminated without cause, the Corporation will pay him fifteen months' salary as compensation for severance. As established in Mr.

Mesher’s employment agreement, “Cause” includes, without limitation, any one or more of the following:

(i)	conviction of a felony or an indictable offense;
(ii)

a material breach of any material representation, warranty, covenant or agreement contained in the employment agreement, the Corporation’s policies or the Corporation Code of Business Conduct and Ethics,

(iii)	gross and willful misconduct, malfeasance or non-feasance;
(iv)	an act involving embezzlement or fraud;
(v)	a refusal to perform duties; or
(vi)	cause as defined at law.

If Mr. Mesher resigns his employment within eighteen months after a “Change of Control”, then Mr. Mesher will continue to be eligible for severance pay and the aggregate amount of severance pay will be increased from fifteen months’ salary to twenty-four months’ salary. A Change of Control, as defined in the Corporation’s employment agreements, option agreements, DSU Plan and RSU Plan, is deemed to have occurred if:

(i)	there is a transaction in which any person or group acquire ownership of more than 50% of the Corporation’s Common Shares, on a fully-diluted basis;
(ii)

during any two year period, directors, including any additional director whose election was approved by a vote of at least a majority of the directors then in office or who were appointed by the directors then in office, cease to constitute a majority of the Board;

(iii)

there is a transaction which results in more than 50% of the Corporation’s Common Shares, on a fully-diluted basis, being held by any person or group other than the Corporation’s shareholders immediately preceding the transaction; or

(iv)	there is a transaction to sell all or substantially all of the assets of the Corporation.

During any severance period, Mr. Mesher will remain eligible to continue to participate in the employee benefit plans and programs of the Corporation.

To receive the severance payments outlined above, Mr. Mesher is required to execute a written release of all claims (other than claims for payments pursuant to his employment agreement) reasonably satisfactory to the Corporation releasing the Corporation and its employees and agents from any claims arising from or related to Mr. Mesher’s employment or severance from employment. Further, Mr. Mesher must continue to abide by his post-employment covenants to the Corporation to remain eligible for the severance amounts.

Mr. Mesher has been granted options to purchase Common Shares that (i) in the event of a Change in Control become fully exercisable (to the extent not already vested); and (ii) in the event of the termination of his employment without Cause, will become vested and expire no later than six months after such event.

Mr. Mesher has been granted RSUs pursuant to the RSU Plan that provide that all RSUs will vest (to the extent they have not previously vested) (i) immediately, in the event of the termination of his employment without Cause; or (ii) on the effective date of a “Corporate Transaction”. A “Corporate Transaction” is considered to be any of the following:

(i)	a Change in Control;
(ii)	a capital reorganization, amalgamation, arrangement, plan of arrangement or other scheme or reorganization;
(iii)

an offer for Common Shares, where the Common Shares subject to the offer, together with the offeror’s Common Shares and Common Shares of any person or company acting jointly or in concert with the offeror, constitute in the aggregate 20% or more of the Common Shares;

(iv)

an acquisition by a person of Common Shares such that the Common Shares acquired, together with the person’s Shares and Shares of any person or company acting jointly or in concert with such person, constitute in the aggregate 20% or more of the Common Shares outstanding immediately after such acquisition, unless another person has previously acquired and continues to hold Common Shares that represent a greater percentage than the first-mentioned person;

(v)	a sale of all or substantially all of the assets of the Corporation or any subsidiary; or
(vi)	an extraordinary distribution to shareholders, including extraordinary cash dividends, dividends in kind and return of capital.

Other Current Named Executive Officers

The employment agreements with the current Named Executive Officers, other than Mr. Mesher, provide that if the Named Executive Officer is terminated without Cause, the Corporation will pay the Named Executive Officer up to twelve months’ salary as compensation for severance, subject to a 50% reduction of such severance amount from the date the departed Named Executive Officer finds alternate employment. Each employment agreement with a Named Executive Officer provides that if the Named Executive Officer resigns within eighteen months after a Change of Control, then the Named Executive Officer will continue to be eligible for the applicable severance pay detailed above. Amounts to be paid are based on the base salary of the Named Executive Officer as identified in the above “Executive Compensation – 1. Summary Compensation Table”.

During any severance period, the Named Executive Officer will remain eligible to continue to participate in the employee benefit plans and programs of the Corporation.

To receive the severance payments outlined above, the Named Executive Officer is required to execute a written release of all claims (other than claims for payments pursuant to his or her employment agreement) reasonably satisfactory to the Corporation releasing the Corporation and its employees and agents from any claims arising from or related to the Named Executive Officer’s employment or severance from employment. Further, the Named Executive Officer must continue to abide by his or her post-employment covenants to the Corporation to remain eligible for the severance amounts.

The other current Named Executive Officers have been granted options that provide that in the event of a Change in Control, the options become fully exercisable (to the extent not already fully vested).

The other current Named Executive Officers have been granted RSUs pursuant to the RSU Plan that provide that all RSUs will vest (to the extent they have not previously vested) (i) immediately, in the event of the termination of the Named Executive Officer’s employment without Cause; or (ii) on the effective date of a Corporate Transaction.

Quantitative Estimates of Payments upon Termination or Change of Control

Further information regarding payments to our Named Executive Officers in the event of a termination without Cause or a Change in Control may be found in the table below. This table sets forth the estimated amount of payments and other benefits each Named Executive Officer would be entitled to receive upon the occurrence of the indicated event, assuming that the event occurred on January 31, 2008. Amounts potentially payable under plans which are generally available to all salaried employees, such as life and disability insurance, are excluded from the table. The values related to vesting of stock options and awards are based upon the fair market value of our Common Share of $3.76 per Common Shares as reported on NASDAQ on January 31, 2008, the last trading day of fiscal 2008. Severance amounts included in the table below assume that a Named Executive Officer does not obtain alternate employment during the severance period or, in the event of a Change Control, resigns his or her employment within 18 months of the Change of Control. Stock option and RSU amounts included in the table below reflect the Named Executive Officer’s holdings at January 31, 2008, and do not include RSU grants made subsequent to January 31, 2008. Stock option amounts deduct the applicable exercise price of the stock options.

	Termination Reason	Salary ($)	Bonus ($)	Vesting of Stock Options ($)	Vesting of RSUs ($)	Total ($)
Arthur Mesher	Without Cause	423,391	-	736,544	265,606	1,425,541
	Change of Control	677,426	-	736,544	265,606	1,679,576
Stephanie Ratza	Without Cause	179,319	-	-	-	179,319
	Change of Control	179,319	-	-	-	179,319
J. Scott Pagan	Without Cause	239,091	-	-	267,712	506,803
	Change of Control	239,091	-	152,978	267,712	659,781
Chris Jones	Without Cause	200,000	-	-	90,240	290,240
	Change of Control	200,000	-	112,572	90,240	402,812
Ed Ryan	Without Cause	200,000	-	-	-	200,000
	Change of Control	200,000	-	151,362	-	351,362

5.	Report on Executive Compensation

The responsibilities of the Compensation Committee include making recommendations to the Board of Directors relating to the compensation of the CEO of the Corporation and reviewing and approving the CEO’s recommendations respecting the compensation of the executive officers of the Corporation, including the Named Executive Officers (see “Statement of Corporate Governance Practices – Compensation Committee”). The objective of the Compensation Committee with respect to compensation for executive officers is to ensure that compensation packages are designed and implemented to align compensation with both short- and long-term key corporate objectives and employee performance. The composition of the Compensation Committee during fiscal 2008 is set out below in the section “Executive Compensation – 6. Composition of the Compensation Committee” and the section “Statement of Corporate Governance Practices – Compensation Committee”.

The Corporation’s compensation program for executive officers, including the CEO, consists of three principal components: (i) salary and benefits; (ii) short-term incentives; and (iii) long-term incentives. The compensation programs provide a balance between cash and stock-based compensation.

In order to attract and retain successful executives, base salaries are competitive and consistent with those being paid for positions of similar responsibility in companies of similar size as measured by factors such as revenue, business focus and/or number of personnel in the technology sector generally. Executive salaries are determined based on a review of the competitive marketplace and the particular skills, experience, responsibility and proven or expected performance of the individual.

The short-term incentive component of compensation consists of bonuses and/or commissions. The Corporation’s executive officers who have direct sales responsibilities are eligible for commissions based on achievement of individual revenue and EBITDA targets (100%). In addition, certain executive officers are eligible for bonuses based on the Corporation achieving or exceeding pre-established revenue and EBITDA targets for the Corporation (50%) and individual performance targets established by the CEO (50%). The amount and timing of any bonus to an executive officer is ultimately determined in the discretion of the Compensation Committee based on the performance achieved by the executive and the Corporation, and the recommendation of the CEO. The Compensation Committee considers it appropriate to provide an opportunity for superior compensation if superior performance is achieved.

Long-term incentives for executive officers are available through the 1998 Stock Option Plan and RSU Plan. Both plans are intended to align the interests of the Corporation’s employees, including its senior executives, with those of the Corporation’s shareholders, and to provide a long-term incentive that rewards employees for their contribution to the creation of shareholder value. Both plans are administered by the Board of Directors.

The Corporation also has executive insured benefit plans comparable to those offered by similarly situated companies. Executive officers in Canada are eligible to participate in the Corporation’s deferred profit sharing plan (“DPSP”) pursuant to which the Corporation will contribute to the executive officer’s DPSP account 50% of the executive officer’s contributions to the Corporation’s group registered retirement savings plan, subject to a maximum contribution by the Corporation of 3% of the executive officer’s annual base salary. Executive officers in the United States are eligible to participate in the Corporation’s 401(k) plan pursuant to which the Corporation will contribute to the executive officer’s 401(k) account 3% of the executive officer’s base salary contributions to the 401(k) plan, subject to a maximum contribution by the Corporation of $2,000.

The Compensation Committee evaluated the CEO’s performance in fiscal 2008, with input from a canvass of each of the directors. The Chair of the Compensation Committee reviewed the Committee’s evaluation with the CEO.

CEO Compensation Recommendations for Fiscal 2008

For fiscal 2008, the compensation of Arthur Mesher in his capacity as CEO was reviewed by the Compensation Committee. In developing its recommendation, the Committee considered all factors that it deemed relevant, with equal weighting, including: the operating performance and financial condition of the Corporation; Mr. Mesher’s duties, responsibilities and performance as an officer; compensation levels for CEOs of U.S.- and Canadian-based public companies with comparable businesses and/or markets to that of the Corporation (the “Peer Group”); and current and historical compensation levels within the Corporation and for Mr. Mesher. The data considered by the Compensation Committee with respect to the Peer Group included data obtained from a third party provider detailing the compensation of CEOs of public Canadian-based businesses with annual revenues ranging from $20 million to $60 million, and CEOs of public U.S.-based businesses in the information technology services, software, telecommunications services and e-business industry groups, in each case having between 101 and 500 employees.

When setting Mr. Mesher’s salary for fiscal 2008, it was determined to increase his salary by $23,000, or approximately 7%, from Cdn.$317,000 to Cdn.$340,000. The Committee determined that this level of salary for the CEO was appropriate having particular regard to the recently improved operating performance and financial condition of the Corporation, as well as in regards to the salaries being paid to CEOs in the Peer Group. The CEO’s salary increase was implemented effective August 1, 2007.

The Committee also determined to establish a short-term incentive plan pursuant to which the CEO could, at the discretion of the Committee, earn cash incentives of up to Cdn.$60,000 based on the Corporation achieving or exceeding its annual internally targeted financial results. Following the end of the fiscal year, Mr. Mesher waived his entitlement pursuant to this short-term incentive plan.

The Committee’s principal focus in compensating the CEO was to focus on long-term incentives that would reward Mr. Mesher for his contribution to the creation of shareholder value. Given that focus, the Committee determined it appropriate to place equal weight on RSU grants relative to annual salary and cash-bonus compensation. In May 2007, the Committee recommended that Mr. Mesher receive an RSU grant valued at approximately Cdn.$350,000 at the time of the grant. This value was determined as approximately 100% of his annual salary, plus an amount in respect of the CEO’s fiscal 2008 salary increase that had not yet been paid for the period from the beginning of fiscal 2008 until August 1, 2007 when the salary increase was to be implemented. The RSU grant provides for vesting and payout in cash of an equal number of RSUs over a five year term. The RSUs automatically vest in the event of the termination of Mr. Mesher’s employment without Cause, a Corporate Transaction or in the event of Mr. Mesher’s resignation after May 1, 2010.

Following the end of fiscal 2008, in March 2008, the Committee considered various factors, including the Corporation’s financial results exceeding the Corporation’s targets and Mr. Mesher’s waiver of entitlement pursuant to the cash-based short-term incentive plan that had been established, and recommended that Mr. Mesher receive an additional RSU grant valued at approximately Cdn.$60,000 at the time of the grant. The RSU grant provides for vesting and payout in cash of an equal number of RSUs over a three year term. The RSUs automatically vest in the event of the termination of Mr. Mesher’s employment without Cause or a Corporate Transaction.

Review of CEO’s Recommendations for Compensation of Other Named Executive Officers

The compensation proposed by the CEO for the other Named Executive Officers for fiscal 2008 was reviewed by the Compensation Committee with reference to the recommendations and considerations of the Committee in determining the level of compensation of the CEO.

Board of Directors Compensation Recommendations

During fiscal 2008, the Compensation Committee reviewed the Board of Directors compensation amounts and methods, including a review of the compensation amounts and methods used at comparable companies in the Peer Group. Based on its review, the Compensation Committee recommended changes to the Board of Directors compensation effective May 27, 2007, the details of which are set forth below under “Executive Compensation – 8. Compensation of Directors”.

Board Approval of Compensation Committee Fiscal 2008 Recommendations

The compensation of the CEO and the other Named Executive Officers for fiscal 2008, the details of which are set forth above under “Executive Compensation – 1. Summary Compensation Table”, was approved by the Board of Directors in accordance with the recommendations of the Compensation Committee. Details respecting the grant of options to purchase Common Shares and RSUs to the CEO and Named Executive Officers in fiscal 2008 are described under the heading “Executive Compensation – 2. Option and RSU Grants During Fiscal 2008”. The compensation of the Board of Directors, the details of which are set forth below under “Executive Compensation – 8. Compensation of Directors,” was approved by the Board of Directors in accordance with the recommendations of the Compensation Committee.

Fiscal 2009 Compensation Recommendation Process

In March 2008, the Compensation Committee retained Towers Perrin Inc. (“Towers Perrin”), an independent compensation consulting firm, to provide assistance and guidance to the Committee as the Committee: (a) establishes recommendations for the CEO’s compensation for the annual period ending on January 31, 2009 (“fiscal 2009”); (b) establishes recommendations for the compensation of the Board of Directors; (c) reviews the CEO’s recommendations for the compensation of the other Named Executive Officers for fiscal 2009; and (d) reviews the existing levels of long-term incentives for the CEO and Named Executive Officers.

Submitted by the Compensation Committee	Mr. David Beatson (Chair)

Mr. Olivier Sermet

Dr. Stephen Watt

6.	Composition of the Compensation Committee

During fiscal 2008, the Compensation Committee was initially composed of Mr. Olivier Sermet (Chair), Mr. David Beatson and Dr. Stephen Watt, all of whom were independent directors in fiscal 2008. Mr. Beatson was appointed as Chair of the Compensation Committee effective May 24, 2007. None of the members of the Compensation Committee have been or are an officer or employee of the Corporation or any of its subsidiaries.

7.	Performance Graph

The following graph compares the cumulative total shareholder return on the Common Shares to the cumulative total return of the S&P/TSX Composite Index and the “Software & Services” industry group of the S&P/TSX Composite Index(1) for the Corporation’s last five fiscal years.

	Jan 31, 2003	Jan 31, 2004	Jan 31, 2005	Jan 31, 2006	Jan 31, 2007	Jan 31, 2008
Actual Data (Cdn.$)
Descartes (DSG)	4.71	4.15	2.23	3.85	4.61	3.77
S&P/TSX Composite Index	6569.49	8521.39	9204.00	10422.93	13034.12	13155.10
NASDAQ Composite Index	1320.91	2066.15	2062.41	2305.82	2463.93	2389.86
Software & Services Industry Subgroup	476.61	583.14	612.28	600.89	685.29	685.29

Nominal Data (Cdn.$)
Descartes (DSG)	100	42	23	39	47	47
S&P/TSX Composite Index	100	130	140	182	198	200
NASDAQ Composite Index	100	156	156	175	187	181
Software & Services Industry Subgroup	100	122	128	126	144	158

Notes:

(1) The “Technology Software” Subgroup was discontinued in 2004. The Corporation has referenced the “Software & Services” industry subgroup (4510) of the S&P/TSX Composite Index to replace the discontinued index, which the Corporation believes to be a comparable group.

8.	Compensation of Directors

Directors who are salaried officers or employees of the Corporation receive no compensation for serving as directors. Non-employee directors of the Corporation were compensated in fiscal 2008 based on the following retainers for Board and committee work:

	February 1, 2007 - May 24, 2007	Effective May 24, 2007
Annual Base Retainer	$15,000	$20,000
Audit Committee Retainer	$8,000 – Chair $6,000 – Member	$10,000 – Chair $8,000 – Member
Compensation Committee Retainer	$6,000 – Chair $4,000 – Member	$8,000 – Chair $4,000 – Member
Corp. Governance Committee Retainer	$6,000 – Chair $4,000 – Member	$4,000 – Chair $3,000 – Member
Nominations Committee Retainer	No Fees	$2,000 – Chair $1,000 – Member

All annual retainers are paid in cash and/or DSUs as described below. Outside directors who are not ordinarily resident in the Province of Ontario and travel to attend a meeting of the Board of Directors in person are compensated an additional $1,000 per meeting.

The Board of Directors adopted its original Equity Ownership Policy on June 28, 2004. Under the original Equity Ownership Policy, outside directors were required to acquire and hold an aggregate number of Common Shares and DSUs equal to the equivalent of 3 times the annual base retainer of $15,000 ($45,000), within a period ending on the later of June 28, 2010 and the date that is six years from the date the individual becomes a director. Effective May 24, 2007, the annual base retainer for outside directors was increased to $20,000 per year and the requirement under the Equity Ownership Policy was correspondingly increased to 3 times the annual base retainer of $20,000 ($60,000). Effective March 5, 2008, the Equity Ownership Policy was increased to 4 times the annual base retainer of $20,000 ($80,000). Until such time as an outside director attains the minimum equity ownership prescribed under the Equity Ownership Policy, the director will be required to receive at least one-half of his annual base retainer in DSUs.

At the annual meeting of the Corporation’s shareholders held on May 24, 2007, the Corporation’s shareholders approved an amendment to the 1998 Stock Option Plan that limited the grant of options to directors who are not employees or officers of the Corporation (a “non-executive director”). More specifically, the 1998 Stock Option Plan was amended to provide that no options would be granted to any non-executive director after May 24, 2007 if such grant would, at the time of the grant, result in the aggregate number of Common Shares reserved for issuance pursuant to all of the Corporation’s share compensation arrangements to non-executive directors exceeding 0.75% of the issued and outstanding Common Shares. As at April 25, 2008, non-executive directors held options to purchase 585,296 common shares pursuant to the 1998 Stock Option Plan, representing 1.1% of the Corporation’s issued and outstanding Common Shares. Accordingly, the Corporation has not granted options to purchase common shares to non-executive directors pursuant to the 1998 Stock Option Plan since the amendment was adopted on May 24, 2007.

Effective May 24, 2007, each non-executive director receives an annual grant of $18,000 in RSUs. Each RSU has a value equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. The RSUs vest equally over a period of three years provided the director continues to serve on the Board of Directors. All unvested RSUs vest automatically in the event of a Corporate Transaction.

Effective May 24, 2007, newly-elected directors receive a one-time grant of $54,000 in the form of RSUs. Each RSU has a value equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. The RSUs vest equally over a period of five years provided the director continues to serve on the Board of Directors. All unvested RSUs vest automatically in the event of a Corporate Transaction.

Directors of the Corporation are entitled to reimbursement for expenses incurred by them in their capacity as directors. Each member of the Board of Directors is also eligible for reimbursement of up to $1,000 per fiscal year of fees paid by that individual director for enrolment in continuing education courses or programs conducted by third parties or institutions relevant to their role as a director of the Corporation.

Effective May 24, 2007, the Chairman of the Board receives an annual retainer of $20,000 paid as follows: (i) $10,000 in cash, paid quarterly; and (ii) $10,000 in RSUs. Each RSU has a value equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. The RSUs vest equally over a period of three years provided the Chairman of the Board continues to serve on the Board of Directors. All unvested RSUs vest automatically in the event of a Corporate Transaction.

In accordance with the foregoing policies, the outside directors of the Corporation were compensated for serving as directors during fiscal 2008 as detailed in the table below. All figures and amounts are determined as at January 31, 2008.

Name	Cash Compensation ($)(1)	RSUs Granted; Vested and Paid Out ($)	RSUs Granted; Unvested and not Paid Out ($)(2)	DSUs Granted (#)	DSUs Granted ($)(2)
James Balsillie(3)	9,203	-	-	-	-
David Beatson	36,767	5,560	10,385	2,566	9,637
Michael Cardiff(4)	3,581	17,925	54,559	884	3,320
J. Ian Giffen	49,535	8,721	16,153	-	-
Chris Hewat	12,971	5,608	10,385	2,566	9,637
Olivier Sermet	23,051	5,560	10,385	2,566	9,637
Dr. Stephen Watt	13,045	2,522	10,385	5,259	19,752

Notes	(1) Cash compensation includes any fees paid for service on special committees of the Board of Directors.
(2) Based on the $3.76 closing price of the Common Shares on NASDAQ on January 31, 2008.
(3) James Balsillie ceased serving on the Board of Directors on May 24, 2007.
(4) Michael Cardiff was appointed to the Board of Directors on June 25, 2007.

9.	Directors’ and Officers’ Liability Insurance

Effective July 1, 2007, the Corporation’s directors’ and officers’ liability insurance policy was renewed for a period of 12 months with a total coverage amount of $25,000,000, which requires the Corporation to pay a deductible of up to $100,000 for each non-securities claim and a deductible of $250,000 for each securities claim, and has annual premiums of $387,500, plus applicable taxes.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, proposed nominee for election as a director, either current or having held such position during fiscal 2008, or any of their respective associates and no employee, former executive officer, former director or former employee of the Corporation or its subsidiaries is, as at April 25, 2008, or has been, at any time since the beginning of fiscal 2008, indebted, in connection with a purchase of Common Shares or otherwise, to (i) the Corporation or its subsidiaries; or (ii) another entity in respect of which the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Blake, Cassels & Graydon LLP, in which Mr. Hewat is a partner, provided legal services to the Corporation during fiscal 2008 and has been providing, and is expected to continue to provide, legal services to the Corporation in the fiscal year ending January 31, 2009. For fiscal 2008, the Corporation incurred fees of Cdn.$777,438 for legal services rendered by Blake, Cassels & Graydon LLP.

No person who has been a director or an executive officer of the Corporation, at any time since the beginning of fiscal 2008, or any proposed nominee for election as a director, or any associate or affiliate of any such director or executive officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Circular. Except as otherwise disclosed in this Circular, no informed person, proposed nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of fiscal 2008 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and Management consider good corporate governance to be central to the effective and efficient operation of the Corporation. Over the past year, both Management and the Board of Directors, with the assistance of the Corporate Governance Committee, have devoted significant attention and resources to ensuring that the Corporation’s system of corporate governance would meet or exceed applicable legal and stock exchange requirements.

The Corporation is subject to the requirements of the Canadian Securities Administrators National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Corporate Governance National Instrument”); National Policy 58-201 – Corporate Governance Guidelines (the “National Policy”); and National Instrument 52-110 – Audit Committees (the “Audit Committee National Instrument”).

The Corporation is also subject to the requirements of the U.S. Sarbanes-Oxley Act and requirements of the Toronto Stock Exchange (“TSX”) and NASDAQ and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Corporation’s CEO and CFO; oversight of the Corporation’s external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Corporation’s external auditors; and the establishment of procedures for the anonymous submission of employee complaints regarding the Corporation’s accounting practices (commonly known as whistle-blower procedures).

The Corporation believes that it has a sound governance structure in place for both Management and the Board of Directors, and a comprehensive system of internal controls designed to ensure reliability of financial records. These structures and systems are reviewed and assessed on a frequent basis to account for developments in both Canada and the United States relating to corporate governance, accountability and disclosure.

The following is a description of certain corporate governance practices of the Corporation, as required by the Corporate Governance National Instrument and Audit Committee National Instrument.

Board of Directors

The National Policy recommends that boards of directors of reporting issuers be composed of a majority of independent directors. For the period beginning on February 1, 2007 and ending May 24, 2007, which is the period beginning on the first day of our 2008 fiscal year and ending on the date of our 2007 annual meeting of shareholders, the Board of Directors was composed a majority of independent directors with five of seven directors being independent. The five independent directors were: Mr. James Balsillie; Mr. David Beatson; Mr. J. Ian Giffen; Mr. Olivier Sermet; and Dr. Stephen Watt. For the period beginning on May 24, 2007 and ending June 25, 2007, the Board of Directors was composed of a majority of independent directors with four of six directors being independent. The four independent directors were: Mr. David Beatson; Mr. J. Ian Giffen; Mr. Olivier Sermet; and Dr. Stephen Watt. Of the seven current directors nominated in this Circular for election to the Board of Directors, each of whom has served on the Board of Directors since at least June 25, 2007, five of them are independent, being each of the above-mentioned directors and Mr. Michael Cardiff. Two directors have material relationships with the Corporation and are therefore not independent. Mr. Mesher, Chief Executive Officer, is considered to have a material relationship with the Corporation for the purposes of the National Policy by virtue of his executive officer position. Mr. Hewat is considered to have a material relationship with the Corporation for the purposes of the National Policy by virtue of being a partner in the law firm Blake, Cassels & Graydon LLP, which provides legal services to, and receives compensatory fees from, the Corporation (see “Certain Relationships and Related Transactions” above).

Mr. J. Ian Giffen, one of the Corporation’s independent directors, is the Chairman of the Board of Directors. The Corporation has taken additional steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of Management. The directors hold in camera sessions of the independent directors at which Management and non-independent directors are not present at the conclusion of each meeting of the Board of Directors. Ten of these in camera meetings were held in fiscal 2008.

Currently, the following directors serve on the boards of other public companies, as listed below:

Director	Public Company Board Membership
David Beatson	PFSweb, Inc. (NASDAQ: PFSW)
Michael Cardiff	Burntsand Inc. (TSX: BRT) Hydrogenics Corp (TSX:HYG; NASDAQ:HYGS)
J. Ian Giffen	Corel Corporation (TSX:CRE; NASDAQ:CREL) MKS Inc. (TSX: MKX) Ruggedcom Inc. (TSX:RCM)

Between February 1, 2008 and April 25, 2007, the Board of Directors and its committees held the following number of meetings:

	Year ended January 31, 2008	February 1, 2008 – April 25, 2008	Total
Board of Directors	10	2	12
Audit Committee	4	1	5
Compensation Committee	5	8	13
Corporate Governance Committee	5	2	7
Nominating Committee	2	2	4

The attendance of the directors at such meetings was as follows:
Director	Board Meetings Attended	Committee Meetings Attended
James Balsillie	2 of 5	Not applicable
David Beatson	9 of 12	18 of 18
Michael Cardiff	5 of 5	Not applicable
J. Ian Giffen	12 of 12	16 of 16
Christopher Hewat	12 of 12	7 of 7
Arthur Mesher	12 of 12	Not applicable
Olivier Sermet	9 of 12	21 of 22
Dr. Stephen Watt	11 of 12	24 of 24

Mandate of the Board of Directors

The Board of Directors is responsible for the overall stewardship of the Corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman of the Board, and the executive officers of the Corporation, all as more particularly described in the Board Mandate attached to this Circular as Schedule “C”.

The Board of Directors reviews the composition of its committees at least annually, typically following the annual meeting of the Corporation’s shareholders, to ensure that the committees are appropriately composed to discharge each committee’s respective responsibilities. In assigning committee responsibilities among its members, the Board of Directors considers factors including the applicable restrictions and requirements of committee composition established by law and regulation; the qualifications and knowledge of the individual members eligible to serve on committees; and the relative distribution of committee responsibilities to each individual member.

Majority Election of Directors Policy

The Board of Directors has adopted the Majority Voting Policy whereby any nominee in an uncontested election who receives, from the Common Shares voted at the Meeting in person or by proxy, a greater number of Common Shares withheld from voting than Common Shares voted in favour or his or her election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board whether to accept it. The Board will have 90 days to make a final decision and announce it by way of press release. The director will not participate in any committee or Board deliberations on the resignation offer.

Position Descriptions and Committee Charters

The Board of Directors has adopted a written description of the roles of the CEO and the Chairman of the Board. The CEO’s role is described as having general supervision over the business and affairs of the Corporation, including strategic planning, operational planning and shareholder communication, and leading the implementation of the resolutions and policies of the Board. The Chairman of the Board’s role is described as facilitating the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under its mandate. The Chairman of the Board’s functions and responsibilities are described as including the following: (a) Board management; (b) advisory matters relating to the CEO; (c) assisting with succession planning; (d) reviewing management’s strategic initiatives; and (e) reviewing the effectiveness of the Corporation’s shareholder communications plan.

The Board of Directors has also adopted written charters for each of the four committees of the Board of Directors. Each committee charter includes a description of the role of the chairman of that committee.

Copies of the position descriptions of the Chairman of the Board and the CEO, and the committee charters are available at www.descartes.com or upon request from the Corporate Secretary of the Corporation.

Orientation and Continuing Education

Responsibility for orientation programs for new directors is assigned to the Corporate Governance Committee. In this regard, the Corporate Governance Committee’s duties include ensuring the adequacy of the orientation and education program for new members of the Board of Directors. The Chairman of the Board, the CEO and/or the Corporation’s legal counsel reviews with each new member: (i) certain information and materials regarding the Corporation, including the role of the Board of Directors and its committees; and (ii) the legal obligations of a director of the Corporation.

The Corporate Governance Committee is also responsible for arranging continuing education for directors in order to ensure that directors acquire and maintain skills and knowledge relevant to the performance of their duties as directors. Director education sessions are generally scheduled to coincide with the Corporation’s regular quarterly Board meetings to extend their knowledge of the Corporation and its operations. The Board of Directors also encourages individual directors to attend external continuing education courses or programs conducted by third parties or institutions relevant to their role as a director of the Corporation. Each member of the Board of Directors is eligible for reimbursement of up to $1,000 per fiscal year of fees paid by that individual director for enrolment in continuing education courses or programs conducted by third parties or institutions relevant to their role as a director of the Corporation.

Ethical Business Conduct

The Board of Directors has adopted the Corporation’s Code of Business Conduct and Ethics (the “Code”) applicable to the Corporation’s directors, officers and employees. A copy of the Code is available on the Corporation’s website at www.descartes.com and has been filed on and is accessible through SEDAR at www.sedar.com. The Code sets out in detail the core values and principles by which the Corporation is governed and addresses topics such as: honest and ethical conduct; conflicts of interest; compliance with applicable laws and the Corporation’s policies and procedures; public disclosure and books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; health and safety; and non-retaliation.

The Corporation’s General Counsel is responsible for communicating the Code to directors, officers, and employees and assisting the Corporate Governance Committee in administering the Code. The Corporate Governance Committee monitors overall compliance with the Code. The General Counsel and Corporate Governance Committee report to the Board at regular quarterly meetings of the Board of Directors on any issues or concerns that have been raised, provided that any issues or concerns specifically related to accounting, internal financial controls and/or auditing will be reviewed and forwarded to the Audit Committee.

In addition, the Board of Directors and the Audit Committee have established an Audit Committee hotline to encourage employees, officers and directors to raise concerns regarding matters covered by the Code (including accounting, internal controls or auditing matters) on a confidential basis free from discrimination, retaliation or harassment. Regular quarterly reminders are sent to employees about the availability of the hotline.

In order to ensure independent judgment in considering transactions/agreements in which a director/officer has a material interest, such transactions/agreements are considered and, if deemed advisable, approved by the independent directors.

Audit Committee

The Audit Committee is comprised of J. Ian Giffen (Chair), David Beatson and Olivier Sermet. Each of Messrs. Giffen, Beatson and Sermet are independent and financially literate for purposes of the Audit Committee National Instrument, as well as pursuant to the Listing Standards of the NASDAQ and U.S. federal securities legislation. Items 7.2 and 8 of the Corporation’s Annual Information Form dated April 25, 2008, a copy of which is filed on www.sedar.com, contains further disclosure with respect to the Corporation’s Audit Committee as required by section 5.2 of the Audit Committee National Instrument. The Board of Directors has also determined that J. Ian Giffen is an “audit committee financial expert” for the purposes of applicable U.S. securities laws and regulations.

The responsibilities, power and operation of the Audit Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. The Committee’s primary functions are to oversee the accounting and financial reporting practices of the Corporation and the audits of the Corporation’s financial statements. This includes assisting the Board in fulfilling its responsibilities in reviewing financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Corporation’s compliance with applicable laws and regulations; selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; and reviewing the qualifications, independence and performance of the Corporation’s financial management.

In fiscal 2008, the Audit Committee’s activities included the following:

Fiscal 2008 Audited Consolidated Financial Statements

•	Reviewed and discussed with Management and the independent auditor the audited annual consolidated financial statements, and the notes and management’s discussion and analysis thereon;
•

Discussed with the independent auditor all matters required to be discussed by professional auditing guidelines and standards in Canada and the U.S., including the confirmation of the independent auditor’s independence;

•	Received the written disclosures from the independent auditor recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the U.S.; and
•	Recommended to the Board that the Corporation’s fiscal 2008 audited consolidated financial statements be approved.

Independent Auditor

•

Reviewed the qualifications, performance and independence of the independent auditor, recommended reappointment of the independent auditor for shareholders’ approval, and approved the compensation of the independent auditor;

•

Reviewed the independence and qualifications of the independent auditor and lead partners of the independent auditors, based on the independent auditor’s disclosure of its relationship with the Corporation;

•

Approved audit and permitted non-audit services to be performed by the independent auditor, including terms and fees, including the engagement of the independent auditor in connection with a public offering of Common Shares by the Corporation in April 2007;

•

Delegated authority to the Chair of the Audit Committee to approve requests received during the year for audit and permitted non-audit services to be provided by the independent auditor and reviewed the decisions of the Chair at the next meeting; and

•	Reviewed the overall scope and plan of the annual audit with the independent auditor and Management.

Financial Reporting

•	Reviewed any significant changes to the accounting principles and practices;
•

Reviewed with management and the independent auditor prior to publication, and recommended for approval by the Board, the interim quarterly financial statements and the annual consolidated financial statements and the notes and management’s discussion and analysis thereon;

•	Reviewed significant financial reporting issues and judgments made in connection with the preparation of financial statements;
•	Reviewed the certification process for annual and interim filings with the CEO and CFO;
•	Closely monitored the Corporation’s progress on its Sarbanes Oxley Act certification requirements; and
•	Reviewed and considered the Corporation’s fraud prevention and detection program.

Compliance

•	Reviewed the General Counsel’s reports legal matters that may have a material impact on the Corporation;
•	Reviewed the Corporation’s investment policy;
•	Reviewed management’s reports on the effectiveness of internal control over financial reporting and disclosure controls and procedures; and
•	Reviewed the results of the audit committee hotline program.

Compensation Committee

The Compensation Committee is comprised of David Beatson (Chair), Olivier Sermet and Dr. Stephen Watt. Each of Messrs. Beatson, Sermet and Watt are independent directors. During fiscal 2008, Mr. Sermet served as Chair of the Compensation Committee. Mr. Beatson was appointed as Chair of the Compensation Committee on May 25, 2007.

The responsibilities, powers and operation of the Compensation Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. The Compensation Committee is responsible for, among other things, reviewing and recommending the form and adequacy of compensation arrangements for the Board of Directors, CEO and other executive officers, having regard to associated risks and responsibilities.

Further information regarding the activities and recommendations of the Compensation Committee is provided in the section “Executive Compensation – 5. Report on Executive Compensation” and “Executive Compensation – 8. Compensation of Directors” included earlier in this Circular.

Corporate Governance Committee

The Corporate Governance Committee is comprised of Dr. Stephen Watt (Chair), J. Ian Giffen and Chris Hewat. Each of Messrs. Watt and Giffen are independent directors. The responsibilities, powers and operation of the Corporate Governance Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. As described in its charter, the Corporate Governance Committee is responsible for, among other things, assisting the Board of Directors in fulfilling its corporate governance oversight responsibilities. In fiscal 2008, the Corporate Governance Committee’s activities included the following:

•	Reviewing and approving for Board approval the Corporation’s corporate governance framework;
•	Periodically reviewing the Corporation’s corporate governance activities and reporting to the Board on these activities at quarterly Board meetings;
•	Reviewing and recommending for Board approval the statement of corporate governance practices included in this Circular;
•	Reviewed and oversaw the Corporation’s director orientation program in connection with the appointment of new director, Michael Cardiff;
•	Reviewed the Corporation’s governing documents and determined they were adequate;
•	Reviewed the Corporation’s Code of Business Conduct and Ethics and recommended to the Board certain amendments;
•	Conducted an assessment of the performance of the Board, the individual directors, each Board committee and the Chairman of the Board against their respective mandates;
•	Evaluated each director against independence criteria applicable to the Corporation;
•	Reviewed, and recommended to the Board for approval, the Corporation’s succession and emergency preparedness plan;
•	Reviewed, and recommended for Board approval, amendments to the Corporation’s equity ownership policy to increase the required amount of equity ownership by directors; and
•

Considered, and recommended for Board approval, the adoption of a policy to reimburse directors up to $1,000 per fiscal year of fees paid by that individual director for enrolment in continuing education courses or programs conducted by third parties or institutions relevant to their role as a director of the Corporation.

Nominating Committee

The Nominating Committee is comprised of Dr. Stephen Watt (Chair), J. Ian Giffen and Olivier Sermet. Each of Messrs. Watt, Giffen and Sermet are independent directors. During fiscal 2008, Mr. Giffen served as Chair of the Nominating Committee. Dr. Watt was appointed as Chair of the Nominating Committee on May 24, 2007.

The responsibilities, powers and operation of the Nominating Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. The Nominating Committee’s primary function is to assist the Board in identifying and nominating suitable candidates to serve on the Board of directors and succeed the current CEO. To identify new candidates to serve on the Board of Directors, the Nominating Committee

•	Considers the criteria established by the Board for the selection of new directors, which includes professional experience and personal characteristics;
•	Maintains a list of desired competencies, expertise, skills, background and personal qualities for potential candidates for the Board of Directors;
•	Identifies and recommends to the Board individuals qualified and suitable to become Board members, taking into consideration any perceived gaps in the current Board or committee composition; and
•

Maintains a list of suitable candidates for the Board who the Nominating Committee believes meet the identified criteria and whose skills and characteristics complement the existing mix. Potential candidates are approached by the chair of the Nominating Committee. Candidates meet with the members of the Nominating Committee and the CEO prior to nomination or appointment to review expected contributions and commitment requirements.

In fiscal 2008, the Nominating Committee’s activities included the following:

•	Reviewing the composition of the Board’s committees and recommending to the Board how the Board’s committees be constituted;
•

Recruiting and interviewing candidates for appointment to the Board, including by canvassing Board members for input on individuals considered to have the skills and experience identified by the Nominating Committee as complementary to the skills and experience of existing directors;

•	Recommending to the Board the appointment of an additional independent director candidate and nominating Michael Cardiff for appointment; and
•	Recommending to the Board the nomination of the current members of the Board for election at the annual meeting of shareholders.

Board of Directors, Committee and Individual Director Assessments

The Corporate Governance Committee is responsible for assessing the effectiveness of the Board as a whole and the committees of the Board. Each director is required to complete, on an annual basis, a written evaluation with respect to the performance of the Board; the performance of the committees; and the contributions of other directors to the Board and its committees. The Corporate Governance Committee reviews the evaluations with the Chairman of the Board. The results of the evaluations are summarized and presented to the full Board of Directors. In addition, the Chairman of the Board or a designated member of the Corporate Governance Committee, as appropriate, reviews with each director that director’s peer evaluation findings.

GENERAL

Except where otherwise indicated, information contained herein is given as of the date hereof. Additional information relating to the Corporation can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further financial information for the Corporation’s most recently completed fiscal year is provided in the Corporation’s audited consolidated comparative financial statements for the fiscal year ended January 31, 2008 prepared in accordance with United States Generally Accepted Accounting Principles and Management’s Discussion & Analysis of Results thereon. Shareholders may contact the Corporation’s investor relations department by phone at (519) 746-6114 ext. 2358 or by e-mail at investor@descartes.com to request copies of these documents.

SHAREHOLDER PROPOSALS

Persons entitled to vote at the next annual meeting of the Corporation, and who wish to submit a proposal at that meeting, must submit proposals by January 31, 2009.

APPROVAL BY THE BOARD OF DIRECTORS

The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation. A copy of this Circular has been sent to each director of the Corporation, each shareholder entitled to notice of the Meeting and to the auditors of the Corporation.

Dated as of April 29, 2008.

J. Scott Pagan

General Counsel & Corporate Secretary

SCHEDULE “A”

TEXT OF RESOLUTION REGARDING CONTINUED, AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN

BE IT RESOLVED THAT:

1.

The shareholder rights plan of the Corporation be continued and the Amended and Restated Shareholders Rights Plan Agreement to be made effective as of May 29, 2008 between the Corporation and Computershare Investor Services Inc. (the “Rights Agent”), which amends and restates the Shareholder Rights Plan Agreement dated November 29, 2004 between the Corporation and Computershare Trust Company of Canada, a predecessor-in-interest to the Rights Agent (the “Rights Plan”) and continues the rights issued under the Rights Plan, is hereby approved; and

2.

Any director or officer of the Corporation is hereby authorized to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the above resolution.

SCHEDULE “B”

SUMMARY OF THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

The following is a summary of the features of the Amended Rights Plan. The summary is qualified in its entirety by the full text of the Amended Rights Plan, a copy of which is available on request from the Corporate Secretary of the Corporation as described in the Circular. All capitalized terms used in this summary without definition have the meanings attributed to them in the Amended Rights Plan unless otherwise indicated.

(a)	Issuance of Rights

One Right was issued by the Corporation for each Common Share outstanding at the close of business on November 29, 2004, the date that the Rights Plan came into effect, and one Right was issued and will continue to be issued for each Common Share of the Corporation after such date and prior to the earlier of the Separation Time and the Expiration Time. The Amended Rights Plan reconfirms the Rights and the Corporation’s authority to continue issuing one new Right for each Common Share issued.

Each Right entitles the registered holder thereof to purchase from the Corporation one Common Share at the exercise price equal to three times the Market Price of the Common Share, subject to adjustment and certain anti-dilution provisions (the “Exercise Price”). The Rights are not exercisable until the Separation Time. If a Flip-in Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Common Shares having an aggregate market price equal to twice the Exercise Price.

The Corporation is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside Canada or the United States where such issuance or delivery would be unlawful without registration of the relevant Persons or securities. If the Amended Rights Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside Canada and the United States, the Board of Directors may establish procedures for the issuance to a Canadian resident fiduciary of such securities, to hold such Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to such Persons.

(b)	Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Common Shares and will be transferable only together with the associated Common Shares. From and after the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Common Shares issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities (“Convertible Securities”) convertible into or exchangeable for Common Shares. The Rights will trade separately from the Common Shares after the Separation Time.

(c)	Separation Time

The Separation Time is the Close of Business on the tenth Business Day after the earlier of (i) the “Stock Acquisition Date”, which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; and (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, and the Amended Rights Plan requires such bid to continue to satisfy the requirements of a Permitted

Bid or Competing Permitted Bid). In either case, the Separation Time can be such later date as may from time to time be determined by the Board of Directors. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

(d)	Acquiring Person

In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the outstanding Common Shares. Excluded from the definition of “Acquiring Person” are the Corporation and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of one or more or any combination of an acquisition or redemption by the Corporation of Common Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of “Permitted Bid Acquisition”, “Exempt Acquisition”, “Convertible Security Acquisition” and “Pro Rata Acquisition” are set out in the Amended Rights Plan. However, in general:

(i)	a “Permitted Bid Acquisition” means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;
(ii)

an “Exempt Acquisition” means an acquisition of Common Shares in respect of which the Board of Directors has waived the application of the Amended Rights Plan, which was made pursuant to a dividend reinvestment plan of the Corporation, which was made pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of Common Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Common Shares or Convertible Securities (provided that such rights are acquired directly from the Corporation and not from any other Person and provided that the Person does not hereby acquire a greater percentage of Common Shares or Convertible Securities so offered than the Person’s percentage of Common Shares or Convertible Securities beneficially owned immediately prior to such acquisition), which was made pursuant to a distribution by the Corporation of Common Shares or Convertible Securities made pursuant to a prospectus (provided that the Person does not thereby acquire a greater percentage of the Common Shares or Convertible Securities so offered than the percentage owned immediately prior to such acquisition), which was made pursuant to a distribution by the Corporation of Common Shares or Convertible Securities by way of a private placement or a securities exchange take-over bid circular or upon the exercise by an individual employee of stock options granted under a stock option plan of the Corporation or rights to purchase securities granted under a share purchase plan of the Corporation, or which is made pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval;

(iii)

a “Convertible Security Acquisition” means an acquisition of Common Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

(iv)

a “Pro Rata Acquisition” means an acquisition as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Common Shares or Convertible Securities on the same pro rata basis as all other holders of Common Shares of the same class.

Also excluded from the definition of “Acquiring Person” are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement, and a Person in its capacity as an Investment Manager, Trust Company, Plan Trustee, Statutory Body, Crown agent or agency or Manager (provided that such Person is not making or proposing to make a Take-over Bid).

(e)	Beneficial Ownership

General

In general, a Person is deemed to Beneficially Own Common Shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Amended Rights Plan. Included are holdings by the Person’s Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person’s Affiliates or Associates has the right to acquire within 60 days (other than (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a private placement of securities; or (2) pursuant to a pledge of securities in the ordinary course of business).

A Person is also deemed to “Beneficially Own” any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a “Joint Actor”). A Person is a Joint Actor with any Person who is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof to acquire or offer to acquire Common Shares.

Institutional Shareholder Exemptions from Beneficial Ownership

The definition of “Beneficial Ownership” contains several exclusions whereby a Person is not considered to “Beneficially Own” a security. There are exemptions from the deemed “Beneficial Ownership” provisions for institutional shareholders acting in the ordinary course of business. These exemptions apply to (i) an investment manager (“Investment Manager”) which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a “Client”) including, the acquisition or holding of securities for non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable securities laws); (ii) a licensed trust company (“Trust Company”) acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a “Plan Trustee”) of one or more pension funds or plans (a “Plan”) registered under applicable law; (iv) a Person who is a Plan or is a Person established by statute (the “Statutory Body”), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies; (v) a Crown agent or agency; (iv) a manager or trustee (“Manager”) of a mutual fund (“Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America or is a Mutual Fund. The foregoing exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body, Crown agent or agency, Manager or Mutual Fund is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions.

A Person will not be deemed to “Beneficially Own” a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as the case may be.

Exemption for Permitted Lock-up Agreement

Under the Amended Rights Plan, a Person will not be deemed to “Beneficially Own” any security where the holder of such security has agreed to deposit or tender such security, pursuant to a Permitted Lock-up Agreement, to a Take-over Bid made by such Person or such Person’s Affiliates or Associates or a Joint Actor, or such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or such Person’s Affiliates, Associates or Joint Actors until the earliest time at which any such tendered security is accepted unconditionally for payment or is taken up or paid for.

A Permitted Lock-up Agreement is essentially an agreement between a Person and one or more holders of Common Shares (the terms of which are publicly disclosed and available to the public within the time frames set forth in the definition of Permitted Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender Common Shares to the Lock-up Bid and which further (i) permits the Locked-up Person to withdraw its Common Shares in order to deposit or tender the Common Shares to another Take-over Bid or support another transaction at a price or value that exceeds the price under the Lock-Up Bid; or (ii) permits the Locked-up Person to withdraw its Common Shares in order to deposit or tender the Common Shares to another Take-over Bid or support another transaction at an offering price that exceeds the offering price in the Lock-up Bid by as much as or more than a Specified Amount and that does not provide for a Specified Amount greater than 7% of the offering price in the Lock-up Bid. The Amended Rights Plan therefore requires that a Person making a Take-Over Bid structure any lock-up agreement so as to provide reasonable flexibility to the shareholder in order to avoid being deemed the Beneficial Owner of the Common Shares subject to the lock-up agreement and potentially triggering the provisions of the Amended Rights Plan.

A Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-Over Bid or other similar limitation on a Locked-up Person’s right to withdraw Common Shares so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares during the period of the other Take-Over Bid or transaction. Finally, under a Permitted Lock-up Agreement, no “break up” fees, “top up” fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-up Bid; and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-Over Bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid or withdraws Common Shares previously tendered thereto in order to deposit such Common Shares to another Take-Over Bid or support another transaction.

(f)	Flip-in Event

A Flip-in Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-in Event which has not been waived by the Board of Directors occurs (see “Redemption, Waiver and Termination”), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, an Affiliate or Associate of an Acquiring Person or a Joint Actor (or a transferee of any such Person), which Rights will become null and void) shall constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms of the Amended Rights Plan, that number of Common Shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments). For example, if at the time of the Flip-in Event the Exercise Price is $75 and the Market Price of the Common Shares is $30, the holder of each Right would be entitled to purchase Common Shares having an aggregate Market Price of $150 (that is, five Common Shares) for $75 (that is, a 50% discount from the Market Price).

(g)	Permitted Bid and Competing Permitted Bid

A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;
(ii)	the Take-over Bid contains irrevocable and unqualified conditions that:
A.

no Common Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid and the provisions for the take-up and payment for Common Shares tendered or deposited thereunder shall be subject to such irrevocable and unqualified condition;

B.

unless the Take-over Bid is withdrawn, Common Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Common Shares and all Common Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

C.

more than 50% of the outstanding Common Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Common Shares; and

D.

in the event that more than 50% of the then outstanding Common Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Common Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for not less than 10 Business Days from the date of such public announcement.

A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of (i) the earliest date on which Common Shares may be taken-up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is in existence and (ii) 35 days (or such other minimum period of days as may be prescribed by applicable law in Ontario) after the date of the Take-over Bid constituting the Competing Permitted Bid.

(h)	Redemption, Waiver and Termination
(i)

Redemption of Rights on Approval of Holders of Common Shares and Rights. The Board of Directors acting in good faith may, after having obtained the prior approval of the holders of Common Shares or Rights, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted for anti-dilution as provided in the Rights Agreement (the “Redemption Price”).

(ii)

Waiver of Inadvertent Acquisition. The Board of Directors acting in good faith may waive the application of the Amended Rights Plan in respect of the occurrence of any Flip-in Event if (i) the Board of Directors has determined that a Person became an Acquiring

Person under the Amended Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Common Shares such that at the time of waiver the Person is no longer an Acquiring Person.

(iii)

Deemed Redemption. In the event that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived or has deemed to have waived the application of the Amended Rights Plan consummates the acquisition of the Common Shares, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

(iv)

Discretionary Waiver with Mandatory Waiver of Concurrent Bids. The Board of Directors acting in good faith may, prior to the occurrence of a Flip-in Event as to which the Amended Rights Plan has not been waived under this clause, upon prior written notice to the Rights Agent, waive the application of the Amended Rights Plan to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares. However, if the Board of Directors waives the application of the Amended Rights Plan, the Board of Directors shall be deemed to have waived the application of the Amended Rights Plan in respect of any other Flip-in Event occurring by reason of such a Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

(v)

Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The Board of Directors acting in good faith may, with the prior consent of the holders of Common Shares, determine, at any time prior to the occurrence of a Flip-in Event as to which the application of the Amended Rights Plan has not been waived, if such Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Takeover Bid made by means of a Take-over Bid circular to holders of Common Shares and otherwise than by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, to waive the application of the Amended Rights Plan to such Flip-in Event. However, if the Board of Directors waives the application of the Amended Rights Plan, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of shareholders called to approve such a waiver.

(vi)

Redemption of Rights on Withdrawal or Termination of Bid. Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

If the Board of Directors is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price. Within 10 Business Days of any such election or deemed election to redeem the Rights, the Corporation will notify the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

(i)	Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

•	if there is a dividend payable in Common Shares or Convertible Securities (other than pursuant to any optional stock dividend program, divided reinvestment plan or a dividend payable in Common Shares in lieu of a regular periodic cash dividend) on the Common Shares,

•	or a subdivision or consolidation of the Common Shares,
•	or an issuance of Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares; or
•

if the Corporation fixes a record date for the distribution to all holders of Common Shares of certain rights or warrants to acquire Common Shares or Convertible Securities, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividend or a dividend payable in Common Shares) or rights or warrants.

(j)	Supplements and Amendments

The Corporation may make amendments to correct any clerical or typographical error or which are necessary to maintain the validity of the Rights Agreement as a result of any change in any applicable legislation, rules or regulation. Any changes made to maintain the validity of the Amended Rights Plan shall be subject to subsequent confirmation by the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

Subject to the above exceptions, after the meeting, any amendment, variation or deletion of or from the Rights Agreement and the Rights is subject to the prior approval of the holders of Common Shares, or, after the Separation Time, the holders of the Rights.

The Board of Directors reserves the right to alter any terms of or not proceed with the Amended Rights Plan at any time prior to the Meeting if the Board of Directors determines that it would be in the best interests of the Corporation and its shareholders to do so, in light of subsequent developments.

(k)	Expiration

If the Amended Rights Plan is ratified, confirmed and approved at the Meeting, it will become effective immediately following such approval and remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the Amended Rights Plan) and the termination of the annual meeting of the Corporation’s shareholders in the year 2011, unless at or prior to such meeting the Corporation’s shareholders ratify the continued existence of the Amended Rights Plan, in which case the Amended Rights Plan would expire at the earlier of the Termination Time and the termination of the 2014 annual meeting of the Corporation’s shareholders. If required by the rules and regulations of any stock exchange on which the Common Share are then listed, at or prior to the annual meeting of the shareholders of the Corporation in 2011, provided that a Flip-in Event has not occurred prior to such time, the Board of Directors shall submit a resolution ratifying the continued existence of the Amended Rights Plan to all holders of Common Shares for their consideration and, if thought advisable, approval. If such approval is not required by the rules and regulations of any stock exchange on which the Common Shares are then listed, at or prior to the annual meeting of the shareholders of the Corporation in 2011, provided that a Flip-in Event has not occurred prior to such time, the Board of Directors shall submit a resolution ratifying the continued existence of the Amended Rights Plan to the Independent Shareholders for their consideration and, if thought advisable, approval. Unless the majority of the votes cast by all holders of Common Shares or the Independent Shareholders, as applicable, who vote in respect of such resolution are voted in favour of the continued existence of the Amended Rights Plan, the Board of Directors shall, immediately upon the confirmation by the chairman of such shareholders’ meeting of the results of the votes on such resolution and, without further formality, be deemed to elect to redeem the Rights at the Redemption Price.

SCHEDULE “C”

THE DESCARTES SYSTEMS GROUP INC.

MANDATE FOR

THE BOARD OF DIRECTORS

1. PURPOSE

1.

The members of the Board of Directors have the duty to supervise the management of the business and affairs of the Company. The Board, directly and through its committees and the Chairman of the Board shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2. MEMBERSHIP, ORGANIZATION AND MEETINGS

1.

General — The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Ontario Business Corporations Act and the by-laws of the Company.

2.

Independence — The Board shall establish independence standards for the directors in accordance with Applicable Requirements (as defined below), and, at least annually, shall affirmatively determine the independence of each director in accordance with these standards. At least a majority of the directors shall be independent in accordance with these standards.

3.

Access to Management and Outside Advisors — The Board shall have unrestricted access to the Company’s management and employees. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Company officer. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

4.

Corporate Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

5.

Meetings Without Management — The Board shall, at least twice per year, hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

3. FUNCTIONS AND RESPONSIBILITIES

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the binding requirements of any stock exchanges on which the Company’s securities are listed and all other applicable laws (collectively, the “Applicable Requirements”).

1.	Strategic Planning
a.

Strategic Plans — At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and short- and long-term strategic plan prepared by management. In discharging this responsibility, the Board shall review the plan in light of management's assessment of emerging trends, the competitive environment, risk issues, and significant business practices and products.

b.	Business Plans — The Board shall review and, if advisable, approve the Company’s annual business plans.
c.

Monitoring — At least annually, the Board shall review management's implementation of the Company’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

2.	Risk Management
a.	General — The Board shall, with the assistance of the Audit Committee, review the factors identified by management in its annual and interim disclosures as factors that may affect future financial results and review the strategies identified by management to manage these factors.

b.

Review of Controls — The Board shall, with the assistance of the Audit Committee, review the internal, financial, non-financial and business control and information systems that have been established by management and review the standards of corporate conduct that management is applying to these controls.

3.	Human Resource Management
a.	General — At least annually, the Board shall, with the assistance of the Compensation Committee, review the Company’s approach to human resource management and executive compensation.
b.

Succession Review — At least annually, the Board shall, with the assistance of the Compensation Committee and the Corporate Governance Committee, as applicable, review the Chairman of the Board, the Chief Executive Officer and the senior management succession plans of the Company.

c.	Integrity of Senior Management — The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior management.
4.	Corporate Governance
a.	General — At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review the Company’s approach to corporate governance.
b.

Director Independence — At least annually, the Board shall, with the assistance of the Corporate Governance Committee, evaluate the director independence standards established by the Board and the Board's ability to act independently from management in fulfilling its duties.

c.

Ethics Reporting — At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Company’s Code of Business Conduct and Ethics.

5.	Financial Information
a.

General — At least annually, the Board shall, with the assistance of the Audit Committee, review the Company’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.

Integrity of Financial Information — The Board shall, with the assistance of the Audit Committee, review the integrity of the Company’s financial information and systems, the effectiveness of internal controls and management's assertions on internal control and disclosure control procedures.

6.	Communications
a.

General — At least annually, the Board in conjunction with the Chief Executive Officer shall review the Company’s overall communications strategy, including measures for receiving feedback from the Company’s shareholders.

b.

Disclosure — At least annually, the Board shall review management's compliance with the Company’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Company’s disclosure policies and procedures.

7.	Committees of the Board
a.

Board Committees — The Board has established the following committees of the Board: the Compensation Committee; the Audit Committee; the Corporate Governance Committee; and the Nominating Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

b.

Committee Mandates — The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed, and, based on recommendations of the Corporate Governance Committee and the Chairman of the Board, as applicable, approved by the Board.

c.	Delegation to Committees — The Board has delegated for approval or review the matters set out in each Board committee's mandate to that committee.

d.	Consideration of Committee Recommendations — As required, the Board shall consider for approval the specific matters delegated for review to Board committees.
e.

Board/Committee Communication — To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

4. DIRECTOR ORIENTATION AND EVALUATION

1.	Each new director shall participate in the Company’s initial and any ongoing orientation program.
2.	At least annually, the Board shall evaluate and review the performance of the Board, each of its committees, each of the directors and the adequacy of this mandate.

5. CURRENCY OF THE BOARD MANDATE

This mandate was last revised and approved by the Board on March 2, 2005.

The Descartes Systems Group Inc.

Corporate Headquarters

120 Randall Drive

Waterloo, Ontario N2V 1C6 Canada

Tel: +1 (519) 746-8110

Toll Free +1 (800) 419-8495

Fax: +1 (519) 747-7037

e-mail: info@descartes.com

www.descartes.com